Exhibit 99.1

EXECUTION VERSION

EQUITY PARTICIPATION AND FUNDING AGREEMENT

ENTRÉE GOLD INC.

and

SANDSTORM GOLD LTD.

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	EQUITY INVESTMENT AND RELATED OBLIGATIONS	17
3.	AGREEMENT OF PURCHASE AND SALE	18
4.	REFUNDABLE DEPOSIT AND RELATED MATTERS	19
5.	TERM	23
6.	COVENANTS OF ENTRÉE	24
7.	MONTHLY REPORTS AND ANNUAL REPORTS	28
8.	CONDITIONS SATISFACTION	30
9.	DELIVERY OF MINERALS AND PAYMENTS	30
10.	EVENTS OF DEFAULT AND TERMINATION	31
11.	OFFTAKE AGREEMENTS	34
12.	BOOKS; RECORDS; INSPECTIONS	34
13.	CONDUCT OF MINING OPERATIONS, ETC.	35
14.	RESTRICTED TRANSFER RIGHTS OF ENTRÉE AND ENTRÉE LLC	36
15.	TRANSFER RIGHTS OF SANDSTORM	37
16.	CONFIDENTIALITY	37
17.	DISPUTE RESOLUTION	38
18.	REPRESENTATIONS AND WARRANTIES OF SANDSTORM	41
19.	REPRESENTATIONS AND WARRANTIES OF ENTRÉE	42
20.	ADDITIONAL REPRESENTATIONS AND WARRANTIES OF ENTRÉE	43
21.	INDEMNITY OF SANDSTORM	45
22.	INDEMNITY OF ENTRÉE	46
23.	TAXES	46
24.	FINANCE SECURITY INTEREST	46
25.	GENERAL PROVISIONS	46

EQUITY PARTICIPATION AND FUNDING AGREEMENT dated as of the 14th day of February, 2013.

B E T W E E N

ENTRÉE GOLD INC. a corporation incorporated and existing under the laws of the Province of British Columbia

(“Entrée”)

- and -

SANDSTORM GOLD LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(“Sandstorm”)

INTRODUCTION

A.                                    Entrée and its Affiliates hold or have an interest, either directly or indirectly in, various mineral properties located in, among other places, the United States of America, Australia and Mongolia (collectively, the “Entrée Mineral Properties”).

B.                                    Entrée and its Affiliates are, either themselves or in conjunction with other Persons, undertaking, among other things, exploration and development activities on or with respect to the Entrée Mineral Properties.

C.                                    Entrée and its Affiliates require additional funding to maintain or advance (as the case may be) the exploration and development activities being conducted on or with respect to the Entrée Minerals Properties.

D.                                    Sandstorm has agreed to provide funding to Entrée by subscribing for common shares of Entrée and by making a refundable deposit to and in favour of Entrée, on the terms and conditions hereinafter provided.

E.                                     Entrée will use revenues derived from production from the Entrée Mineral Properties to acquire and deliver refined metals (in the form of metal credits) to Sandstorm in an amount indexed to production from certain of the Entrée Mineral Properties and Sandstorm has agreed to purchase and pay for such refined metals, all on and subject to the terms and conditions hereinafter provided.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Unless the context otherwise requires, in this Agreement:

(1)                                 “Affiliate” means any Person which directly or indirectly Controls, is Controlled by, or is under common Control with, a Person.

(2)                                 “Ag” means silver.

(3)                                 “Agreement” or “this Agreement” means this document including any schedule or appendix to it.

(4)                                 “Annual Report” means a written report, in relation to any calendar year, detailing on an Apportioned Basis:

(a)                                 the gross number of ounces and pounds of Production, including without limitation, the ounces and pounds, delivered to an Offtaker in the applicable calendar year;

(b)                                 the names and addresses of each Offtaker to which the Production referred to in section 1.1(4)(a) was delivered, if the Offtaker is not OTL or its Affiliates;

(c)                                  the gross number of ounces and pounds of Sandstorm Payable Metals which have resulted or which are estimated to result from the Production referred to in section 1.1(4)(a);

(d)                                 the gross number of ounces and pounds of Sandstorm Payable Metals which have been delivered to Sandstorm with respect to the Production referred to in section 1.1(4)(a), in accordance with the provisions of Article 9;

(e)                                  a reconciliation between any provisional number of ounces and pounds of Sandstorm Payable Metals specified in an Annual Report for a preceding calendar year and the final number of ounces and pounds of Sandstorm Payable Metals for the applicable calendar year;

(f)                                   a reconciliation between any gross number of ounces and pounds of Production which constitute Entrée’s Share of Production specified in an Annual Report for a preceding calendar year and the gross number of ounces and pounds delivered to Sandstorm for the applicable calendar year;

(g)                                  the gross number of ounces and pounds of Production for which Entrée has not yet received payment or compensation, as at the end of the applicable calendar year;

(h)                                 the amount of the OTL Financed Costs that have been advanced and the OTL Interest Costs that have accrued and the amount of the OTL Financed Costs and OTL Interest Costs that have been repaid as at the end of the applicable calendar year;

(i)                                     any and all information received by Entrée from OTL with respect to the OTL Financed Costs that are estimated to be advanced during the next succeeding calendar year;

(j)                                    any and all information received by Entrée from OTL with respect to the OTL Financing Commitment;

(k)                                 any and all information received by Entrée from OTL with respect to distributions to OTL in repayment of the OTL Financed Costs and the OTL Interest Costs;

(l)                                     the amount of Sandstorm Accrued Metals and Sandstorm Expropriated Metals as at the end of the applicable calendar year;

(m)                             subject to the provision of the same by the Operator, a summary of the status of any and all permits and permit applications with respect to the Property and mining operations to be conducted thereon;

(n)                                 the [redacted] and a calculation of how the [redacted] during the applicable calendar year; and

(o)                                 subject to provision of the same by the Operator, an updated mine operating and development plan and budget with respect to the Property which includes updated reserves and resources, forecasted production and any planned drilling and exploration activities within the Property.

(5)                                 “Apportioned Basis” means Au, Ag and Cu contained in the Property broken down on the basis of Au, Ag and Cu contained in the Upper Level and Au, Ag and Cu contained in the Lower Level.

(6)                                 “Au” means gold.

(7)                                 “Audit Dispute Notice” has the meaning set forth in section 7.3(1).

(8)                                 “BCICAC” has the meaning set forth in section 17.4(1).

(9)                                 “Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in Vancouver, British Columbia.

(10)                          “Confidential Information” has the meaning set forth in section 16.1.

(11)                          “Control” means, in relation to any Person, possession, directly or indirectly, of the power to direct or cause direction of management and policies of that Person through ownership of voting securities, contract, voting trust or otherwise.

(12)                          [redacted].

(13)                          [redacted].

(14)                          “Cu” means copper.

(15)                          “Current Resource” means the Production which is estimated in the LOM Case, being 8,584,119 ounces of Au, 40,321,123 ounces of Ag and 9,087,567,000 pounds of Cu.

(16)                          “Deductions” means any and all deductions (excluding Payable Deductions), refining, reprocessing, processing, capital allowance costs included in the processing costs, treatment and other charges, penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Production and charged by an Offtaker and/or charged in respect of delivery costs to Sandstorm or to the final customer of Entrée, OTL or their respective Affiliates and/or Sandstorm, as the case may be, or, charged to Entrée, OTL or their respective Affiliates as and by way of royalty payments.

(17)                          “Deed of Adherence” means [redacted].

(18)                          “Dispute” has the meaning set forth in section 17.2.

(19)                          “Dispute Notice” has the meaning set forth in section 17.2.

(20)                          “Earn-in Agreement” has the meaning set forth in section 20.1(3).

(21)                          “Earn-in Date” has the meaning set forth in section 20.1(5).

(22)                          “Encumbrances” means any and all liens, charges, mortgages, hypothecs, encumbrances, pledges, security interests, prior claims, royalties, taxes, proxies and third party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered.

(23)                          “Entrée Default Fee” has the meaning set forth in section 10.3.

(24)                          “Entrée Event of Default” has the meaning set forth in section 10.2.

(25)                          “Entrée Indemnified Person” has the meaning set forth in Article 21.

(26)                          “Entrée Mineral Properties” has the meaning set forth in Introduction A.

(27)                          “Entrée’s Joint Venture Interest” means the participating interest of Entrée in, among other things, the assets of the Joint Venture which is currently operating pursuant to the Joint Venture Conduct and on the basis of the terms and conditions of the Joint Venture Agreement (which participating interest includes an ownership interest in the Property that, as at the Execution Date, is held through Entrée LLC).

(28)                          “Entrée’s Limited Share of Production” has the meaning set forth in section 20.1(8).

(29)                          “Entrée LLC” means Entrée LLC, a limited liability company formed under the Company Law of Mongolia.

(30)                          “Entrée Material Adverse Change” in respect of Entrée or Entrée LLC means any one or more changes, events or occurrences which, in either case, either individually or in the aggregate are material and adverse to Entrée or Entrée LLC, other than any change, effect, event or occurrence:

(a)                                 relating to the global economy or securities markets in general;

(b)                                 affecting the worldwide Au, Ag or Cu mining industry in general and which does not have a materially disproportionate effect on Entrée or Entrée LLC;

(c)                                  resulting from changes in the price of Au, Ag or Cu; or

(d)                                 relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether an “Entrée Material Adverse Change” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

(31)                          “Entrée’s Share of Production” means:

(a)                                 20% of the Refined Au, Refined Ag and Refined Cu produced from the Hugo North Extension (which Au, Ag and Cu were contained in the Lower Level);

(b)                                 30% of the Refined Au, Refined Ag and Refined Cu produced from the Hugo North Extension (which Au, Ag and Cu were contained in the Upper Level);

(c)                                  20% of the Refined Au, Refined Ag and Refined Cu produced from the Heruga Deposit (which Au, Ag and Cu were contained in the Lower Level); and

(d)                                 30% of the Refined Au, Refined Ag and Refined Cu produced from the Heruga Deposit (which Au, Ag and Cu were contained in the Upper Level).

(32)                          “Excess Sandstorm Payable Metals” has the meaning set forth in section 4.9(4).

(33)                          “Execution Date” means February 14, 2013.

(34)                          “Existing Investment Agreement” means the investment agreement dated as of October 6, 2009 among the Government, Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), OTL and Rio Tinto International Holdings Ltd. with respect to, among other things, OTL’s interest in the Property.

(35)                          “Expert” means an expert appointed under and acting pursuant to section 17.11.

(36)                          “Expropriation Event” means [redacted].

(37)                          “Expropriation Event Abeyance Period” means the 12 month period commencing upon the commencement of a Partial Expropriation Event or a Full Expropriation Event, as the case may be.

(38)                          “Expropriation Event Expiration Date” has the meaning set forth in section 4.9.

(39)                          “Expropriation Percentage Adjustment” has the meaning set forth in section 4.9(3).

(40)                          “Extended Expropriation Event Abeyance Period” means the period commencing at the end of the 12 month period that commences upon the commencement of a Partial Expropriation Event or a Full Expropriation Event, as the case may be and that terminates as unilaterally determined by Sandstorm.

(41)                          “Extended Term” has the meaning set forth in section 5.2.

(42)                          “Extension Date” means that date which is the last day of the Expropriation Event Abeyance Period.

(43)                          “Finance Security Interest” means, subject to any existing Permitted Encumbrances and section 24.2, [redacted].

(44)                          “Fixed Price” means:

(a)                                 until the Property has produced the Current Resource with respect to Au, US$220 per ounce of Au;

(b)                                 until the Property has produced the Current Resource with respect to Ag, US$5 per ounce of Ag;

(c)                                  until the Property has produced the Current Resource with respect to Cu, US$0.50 per pound of Cu;

(d)                                 after the Property has produced the Current Resource with respect to Au, US$500 per ounce of Au;

(e)                                  after the Property has produced the Current Resource with respect to Ag, US$10 per ounce of Ag; and

(f)                                   after the Property has produced the Current Resource with respect to Cu, US$1.10 per pound of Cu.

Commencing on the Inflation Adjustment Commencement Date for the Initial Fixed Price, the Fixed Price in sections 1.1(44)(a), 1.1(44)(b) and 1.1(44)(c) shall be increased on a yearly basis by the Inflation Adjustment. Commencing on the Inflation Adjustment Commencement Date for the Subsequent Fixed Price, the Fixed Price in sections 1.1(44)(d), 1.1(44)(e) and 1.1(44)(f) shall be increased on a yearly basis by the Inflation Adjustment.

(45)                          “Full Expropriation Event” means [redacted].

(46)                          “Future Agreements” has the meaning set forth in section 6.1.

(47)                          “Future Agreement Offer” has the meaning set forth in section 6.2(1).

(48)                          “Future Agreements Right of First Refusal” has the meaning set forth in section 6.2(1).

(49)                          “Government” means the Government of Mongolia.

(50)                          “Grantee” has the meaning set forth in section 14.5(2).

(51)                          “Hedging Arrangement” means any arrangement proposed to be entered into by Entrée or its Affiliates pursuant to which the risk of the future price of Production is sold to a third Person, including as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates.

(52)                          “Heruga Deposit” means, for the purposes of this Agreement, the economic mineralization, whether existing as at the Execution Date or discovered during the Term or the Extended Term (as the case may be), on Javhlant Mining Licence 15225A, as identified and depicted in Schedule “B” hereto including, without limitation, the Heruga deposit.

(53)                          “Hugo North Extension” means, for the purposes of this Agreement, the economic mineralization, whether existing as at the Execution Date or discovered during the Term or the Extended Term (as the case may be), on that portion of Shivee Tolgoi Mining Licence 15226A, as identified and depicted in Schedule “C” hereto including, without limitation, the Hugo North Extension deposit.

(54)                          “Inflation Adjustment” means 1% per year.

(55)                          “Inflation Adjustment Commencement Date for the Initial Fixed Price” means the fourth anniversary of the date that Sandstorm has commenced receiving Sandstorm Payable Metals under this Agreement.

(56)                          “Inflation Adjustment Commencement Date for the Subsequent Fixed Price” means the first anniversary of the date upon which the Fixed Price that is paid for Sandstorm Payable Metals is adjusted from the Initial Fixed Price to the Subsequent Fixed Price.

(57)                          “Initial Fixed Price” means those prices set forth in sections 1.1(44)(a), 1.1(44)(b) and 1.1(44)(c) of the definition of Fixed Price.

(58)                          “Insolvency Event” means, in relation to Entrée or Entrée LLC, any one or more of the following events or circumstances:

(a)                                 proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings within 15 days of the commencement of such proceedings resulting in a dismissal or stay of such proceedings within 30 days;

(b)                                 if a Take Over has occurred, and proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings within 10 days of the commencement of such proceedings, resulting in a dismissal or stay of such proceedings within 30 days;

(c)                                  a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(d)                                 it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement (other than any reorganization or arrangement that is generally understood not to be consummated within the context of an insolvency) or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or

(e)                                  a resolution is passed for the winding-up or liquidation of it.

(59)                          “Investment Agreement” means an agreement that parties carrying on business in Mongolia enter into with the Government, to, among other things, stabilize the taxation and operational environment and cap the royalties and other fees, expenses, levies and costs that such parties must pay to the Government by reason of their carrying on mining operations or any business in Mongolia, including by such parties conceding to the Government ownership of an undivided interest in the applicable interest in a property, the joint venture or the company that carries on the applicable joint venture.

(60)                          “Joint Venture” has the meaning set forth in section 20.1(2).

(61)                          “Joint Venture Agreement” means the joint venture agreement attached to the Earn-In Agreement as Appendix A, any amendments thereto, and any agreement which may supersede or replace such joint venture agreement including without limitation a shareholders’ agreement, a partnership agreement or a members’ agreement.

(62)                          “Joint Venture Conduct” means [redacted].

(63)                          “Joint Venture Confidential Information” has the meaning set forth in section 16.2.

(64)                          [redacted].

(65)                          “LOM Case” means the IDP-10 LOM Case which is contained in the technical report prepared for Entrée with respect to the Lookout Hill Property by AMEC Minproc dated June, 2010.

(66)                          “Losses” means any and all damages, claims, losses, lost profits, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees) and whether present or future, fixed or unascertained, actual or contingent and whether at law, in equity, under statute, contract or otherwise.

(67)                          “Lower Level” means, with respect to Minerals in the Property, those contained 560 metres and below in depth.

(68)                          “Market Price” means:

(a)                                 for each ounce of Sandstorm Payable Metals that is Au and that is delivered and sold to Sandstorm pursuant to this Agreement, the London p.m. fix for Au as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Metals that is Au is delivered and sold to Sandstorm;

(b)                                 for each ounce of Sandstorm Payable Metals that is Ag and that is delivered and sold to Sandstorm pursuant to this Agreement, the London p.m. fix for Ag as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Metals that is Ag is delivered and sold to Sandstorm;

(c)                                  for each pound of Sandstorm Payable Metals that is Cu and that is delivered and sold to Sandstorm pursuant to this Agreement, the London p.m. fix for Cu as quoted in United States dollars by the London Metals Exchange (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Metals that is Cu is delivered and sold to Sandstorm.

(69)                          “Minerals” means any and all economic, marketable metal bearing material, in whatever form or state.

(70)                          “Monthly Report” means a written report or reports, in relation to a calendar month, detailing on an Apportioned Basis:

(a)                                 the gross number of ounces and pounds of Production, including those ounces and pounds delivered to an Offtaker in the applicable calendar month;

(b)                                 the names and addresses of each Offtaker to which the Production referred to in section 1.1(70)(a) was delivered, if the Offtaker is not OTL or an Affiliate of OTL;

(c)                                  the gross number of ounces and pounds of Sandstorm Payable Metals which have resulted or which are estimated to result from the Production referred to in section 1.1(70)(a);

(d)                                 the gross number of ounces and pounds of Sandstorm Payable Metals which have been delivered to Sandstorm with respect to the Production referred to in section 1.1(70)(a), in accordance with the provisions of Article 9;

(e)                                  a reconciliation between any provisional number of ounces and pounds of Sandstorm Payable Metals specified in a Monthly Report pursuant to section 1.1(70)(c) for a preceding calendar month and the final number of ounces and pounds of Sandstorm Payable Metals for the applicable calendar month;

(f)                                   a reconciliation between any gross number of ounces and pounds produced by Entrée’s Share of Production specified in a Monthly Report pursuant to section 1.1(70)(c) and the gross number of ounces and pounds delivered to Sandstorm for the applicable calendar month;

(g)                                  the gross number of ounces and pounds of Production for which Entrée has not yet received payment or compensation as of the applicable calendar month;

(h)                                 the amount of the OTL Financed Costs that have been advanced and the OTL Interest Costs that have accrued and the amount of the OTL Financed Costs and the OTL Interest Costs that have been repaid as at the end of the applicable calendar month;

(i)                                     any and all information received by Entrée from OTL with respect to the OTL Financed Costs estimated to be advanced during the next succeeding calendar month;

(j)                                    any and all information received in the applicable calendar month by Entrée from OTL with respect to the OTL Financing Commitment;

(k)                                 any and all information received in the applicable calendar month by Entrée from OTL with respect to distributions in repayment of the OTL Financed Costs and the OTL Interest Costs;

(l)                                     the [redacted] in such calendar month and the [redacted];

(m)                             the amount of Sandstorm Accrued Metals and Sandstorm Expropriated Metals as at the end of the applicable calendar month; and

(n)                                 any material changes from the previous Monthly Report relating to anticipated quarterly Production for the remainder of the current calendar year.

(71)                          [redacted].

(72)                          “NYSE” means the NYSE MKT LLC.

(73)                          “Offtaker” means the counterparty to an Offtake Agreement which may include, as applicable, the manager of the Joint Venture, appointed pursuant to the Joint Venture Agreement or the Joint Venture Conduct.

(74)                          “Offtake Agreement” means any refining, marketing or processing agreement entered into by the Operator or by Entrée or its Affiliates with respect to Production.

(75)                          “Operator” means the manager of the Property including, as appointed by the Joint Venture pursuant to the Joint Venture Agreement or any successor manager.

(76)                          “OTL” means Oyu Tolgoi LLC, a corporation incorporated pursuant to the laws of Mongolia and as of the Execution Date owned by Turquoise Hill Resources Ltd. and the Government (through Erdenes Oyu Tolgoi LLC) (on a 66%/34% basis).

(77)                          “OTL Financed Costs” has the meaning set forth in section 20.1(7).

(78)                          “OTL Financing Commitment” has the meaning set forth in section 20.1(7).

(79)                          “OTL Interest Costs” has the meaning set forth in section 20.1(7).

(80)                          “OTL Repayment Date” means the date upon which OTL is repaid any tranche of the OTL Financed Costs and the OTL Interest Costs.

(81)                          “OTL Share of Entrée’s Share of Production” has the meaning set forth in section 20.1(8).

(82)                          “Partial Expropriation Event means [redacted].

(83)                          “Parties” means Entrée and Sandstorm and “Party” means any one of Entrée or Sandstorm, as the context requires.

(84)                          “Payable Deductions” has the meaning set forth in section 3.4.

(85)                          “Permitted Encumbrances” means the Encumbrances described in Schedule “D”.

(86)                          “Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity.

(87)                          “Place of Delivery” has the meaning set forth in section 9.1.

(88)                          “Private Placement” has the meaning set forth in section 2.1.

(89)                          “Production” means Au, Ag and Cu produced from the Property.

(90)                          “Production Payment” means a cash payment, distribution or dividend received by Entrée pursuant to the Joint Venture Agreement on account of Entrée’s Share of Production or Entrée’s Limited Share of Production, as the case may be, net of any deductions or withholdings imposed or levied by applicable law or any government or governmental authority or agency, and all cash payments or distributions subsequently received by Entrée on account of any such deductions or withholdings.

(91)                          “Property” has the meaning set forth in section 20.1(2).

(92)                          “Purchase Price” per ounce or pound, as the case may be, of Sandstorm Payable Metals means:

(a)                                 subject to section 1.1(92)(b), the Market Price, [redacted]; and

(b)                                 [redacted], the lesser of the Fixed Price and the Market Price, payable in cash.

(93)                          [redacted].

(94)                          “Receiving Party” has the meaning set forth in section 23.2.

(95)                          “Refined Ag” means the Ag portion of marketable metal bearing material in the form of Ag that meets the specifications for Good Delivery Silver Bars under the Good Delivery Rules as published by the London Bullion Market Association from time to time, being at the Execution Date, among other things, a purity of at least 99.9%.

(96)                          “Refined Au” means the Au portion of marketable metal bearing material in the form of Au that meets the specifications for Good Delivery Gold Bars under the Good Delivery Rules as published by the London Bullion Market Association from time to time, being at the Execution Date, among other things, a purity of at least 99.5%.

(97)                          “Refined Cu” means the Cu portion of marketable metal bearing material in the form of Cu that is refined to standards meeting or exceeding commercial standards for the sale of refined Cu, that meets the specifications for Grade A Copper as published by the London Metals Exchange from time to time being at the Execution Date, among other things, a purity of at least 99.9935%.

(98)                          “Refined Metals” means Refined Au, Refined Ag and Refined Cu and “Refined Metal” means any one of Refined Au, Refined Ag or Refined Cu, as the context requires.

(99)                          “Refundable Deposit” means the sum of US$40.0 million.

(100)                   “Refundable Deposit Funding Conditions” means the following conditions which are solely for the benefit of Sandstorm and may be waived by Sandstorm as contemplated in section 4.1:

(a)                                 Entrée shall have provided Sandstorm with a certified copy of the executed Earn-In Agreement, which shall be acceptable to Sandstorm, acting reasonably;

(b)                                 Entrée shall have provided Sandstorm with a duly executed officer’s certificate (signed by a senior officer) which shall set forth all amounts that OTL has funded pursuant to the Earn-In Agreement and shall set forth all amounts from and after the Earn-In Date, that OTL has advanced by way of OTL Financed Costs, broken down to indicate the then outstanding advanced amount of the OTL Financed Costs and the OTL Interest Costs, which officer’s certificate and the contents thereof shall be acceptable to Sandstorm, acting reasonably;

(c)                                  Sandstorm shall have received a legal opinion, acceptable to Sandstorm, acting reasonably, subject to reasonable qualifications, as to:

(i)                                     [redacted];

(ii)                                  the ability of Entrée to sell Sandstorm Payable Metals as contemplated by this Agreement during the Term and the Extended Term;

(iii)                               the enforceability of the Finance Security Interest, subject to any existing Permitted Encumbrances and section 24.2, the first priority of the Finance Security Interest and the creation and perfection of the Finance Security Interest under applicable law; and

(iv)                              Entrée having received all required regulatory, legal and third party approvals and consents required to be acquired by Entrée in order to execute, deliver and perform its obligations under this Agreement and the Finance Security Interest;

(d)                                 Sandstorm shall have received a duly executed copy of the Finance Security Interest and proof that the Finance Security Interest has been duly registered as a first priority Encumbrance pursuant to applicable law in the Province of British Columbia, acceptable to Sandstorm, acting reasonably;

(e)                                  the representations and warranties of Entrée contained in Articles 19 and 20 shall be true and correct, in all material respects, at the time of the payment of the Refundable Deposit and Sandstorm shall have received a certificate from a duly authorized senior officer of Entrée to such effect;

(f)                                   Sandstorm shall, acting reasonably, be satisfied that Entrée shall not have suffered an Entrée Material Adverse Change between the Execution Date and the Refundable Deposit Funding Date;

(g)                                  [redacted];

(h)                                 [redacted];

(i)                                     [redacted];

(j)                                    Entrée shall have complied in all material respects with the terms of this Agreement and Sandstorm shall have received a certificate from a duly authorized senior officer of Entrée to such effect;

(k)                                 Sandstorm shall have received all requisite regulatory approvals and third party consents to the execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement; and

(l)                                     Entrée shall have received all requisite regulatory approvals and third party consents to the execution and delivery of this Agreement and the Finance Security Interest and the consummation of the transactions contemplated in this Agreement and the Finance Security Interest, including the consent of the TSX and the NYSE.

(101)                   “Refundable Deposit Funding Date” means the date that is three Business Days after the last of the Refundable Deposit Funding Conditions has been satisfied or waived by Sandstorm as long as such date is on or before the Refundable Deposit Funding Date Deadline.

(102)                   “Refundable Deposit Funding Date Deadline” means February 28, 2013.

(103)                   “Refunded Deposit” has the meaning set forth in section 4.8.

(104)                   “Rules” has the meaning set forth in section 17.4(2).

(105)                   “Sandstorm Accrued Metals” means that portion of the Sandstorm Payable Metals which Sandstorm is entitled to purchase in a particular month that cannot be delivered to Sandstorm due to the fact that OTL shall retain a portion of the relevant Production Payment on account of the OTL Share of Entrée’s Share of Production, which Sandstorm Payable Metals shall therefore accrue pro rata (i.e. based on the various percentages of the Refined Au, Refined Ag and Refined Cu to be purchased by Sandstorm as set forth in the definition of Sandstorm Payable Metals) for the benefit of Sandstorm.

(106)                   “Sandstorm Audit” has the meaning set forth in section 7.4.

(107)                   “Sandstorm Audit Report” has the meaning set forth in section 7.4.

(108)                   “Sandstorm Expropriated Metals” means all or part (as the case may be) of the amount of Sandstorm Payable Metals which Sandstorm is entitled to purchase in a particular month and that amount of Sandstorm Accrued Metals which Sandstorm is entitled to purchase in the same month, that cannot be delivered by Entrée as a result of an Expropriation Event (whether a Full Expropriation Event or a Partial Expropriation Event) and which shall therefore accrue for the benefit of Sandstorm.

(109)                   “Sandstorm Indemnified Person” has the meaning set forth in Article 22.

(110)                   “Sandstorm Material Adverse Effect” in respect of Sandstorm means any one or more changes, events or circumstances, which, in each case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to expected future amounts of Sandstorm Payable Metals to be delivered to and purchased by Sandstorm pursuant to this Agreement, to payments due and owing to Sandstorm under this Agreement, or to the business, operations, assets, liabilities, financial condition or continued ownership of the assets of Sandstorm, taken as a whole, other than any change, effect, event or occurrence:

(a)                                 relating to the global economy or securities markets in general;

(b)                                 (save and except for a Full Expropriation Event), affecting the worldwide Au or Ag mining industry in general, which does not have a materially disproportionate effect on Sandstorm;

(c)                                  resulting from changes in the price of Au, Ag or Cu; or

(d)                                 relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Sandstorm Material Adverse Effect” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

(111)                   “Sandstorm Payable Metals” means Refined Metals in an amount equal to:

(a)                                 6.77% of the Refined Au and Refined Ag which comprise part of Production produced from the Hugo North Extension (which Au and Ag were contained in the Lower Level);

(b)                                 10.15% of the Refined Au and Refined Ag which comprise part of Production produced from the Hugo North Extension (which Au and Ag were contained in the Upper Level);

(c)                                  5.13% of the Refined Au and Refined Ag which comprise part of Production produced from the Heruga Deposit (which Au and Ag were contained in the Lower Level);

(d)                                 7.7% of the Refined Au and Refined Ag which comprise part of Production produced from the Heruga Deposit (which Au and Ag were contained in the Upper Level);

(e)                                  0.50% of the Refined Cu which comprises part of Production produced from the Hugo North Extension (which Cu was contained in the Lower Level);

(f)                                   0.75% of the Refined Cu which comprises part of Production produced from the Hugo North Extension (which Cu was contained in the Upper Level);

(g)                                  0.50% of the Refined Cu which comprises part of Production produced from the Heruga Deposit (which Au and Ag were contained in the Lower Level); and

(h)                                 0.75% of the Refined Cu which comprises part of Production produced from the Heruga Deposit (which Au and Ag were contained in the Upper Level).

The foregoing amounts shall be subject to adjustment upon the occurrence of a Partial Expropriation Event as provided in section 4.9.  [redacted].

(112)                   “Selling Party” has the meaning set forth in section 6.1.

(113)                   “Shares” means fully paid common shares without par value in the capital of Entrée.

(114)                   “Share Price” means the VWAP for the 10 Trading Days immediately preceding the Execution Date.

(115)                   “Subscription Agreement” means a subscription agreement between Entrée and Sandstorm in the form set forth in Schedule “A” to this Agreement.

(116)                   “Subscription Date” means that date which is the later of (i) the 10th Business Day after the Execution Date; or (ii) the Refundable Deposit Funding Date.

(117)                   “Subsequent Fixed Price” means those fixed prices set forth in sections 1.1(44)(d), 1.1(44)(e) and 1.1(44)(f) of the definition of Fixed Price.

(118)                   “Take Over” means a transaction with respect to Entrée or its successor which results in the beneficial owners of the shares and other securities of Entrée or its successor immediately prior to such transaction, ceasing to beneficially own, directly or indirectly, more than 50% of the voting rights (on a fully-diluted basis) of Entrée or its successor, and for greater certainty includes any transaction in which persons who are not the beneficial owners of shares or other securities of Entrée or its successor carrying more than 50% of the voting rights (on a fully diluted basis) prior to such transaction, becoming the beneficial owners of shares or other securities of Entrée or its successor, carrying more than 50% of the voting rights (on a fully diluted basis) after the transaction.

(119)                   “Term” has the meaning set forth in section 5.1.

(120)                   “Termination Notice” has the meaning set forth in section 5.2.

(121)                   “Third Party Offer” has the meaning set forth in section 6.2.

(122)                   “Time of Delivery” has the meaning set forth in section 9.4.

(123)                   “Trading Day” means a day on which the Shares are able to be traded on TSX.

(124)                   “Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions.  When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions.

(125)                   “Transfer Conditions” has the meaning set forth in section 14.1.

(126)                   “TSX” means the Toronto Stock Exchange.

(127)                   “Unearned Balance” means [redacted].

(128)                   [redacted].

(129)                   [redacted].

(130)                   “Upper Level” means, with respect to Minerals in the Property, those contained above 560 metres in depth.

(131)                   “VWAP” means the weighted average trading price of the Shares on the TSX over a relevant period, calculated by dividing the total value of all Shares traded on the TSX during the relevant period by the total number of Shares traded in that period.

1.2                               Unless the context otherwise expressly requires, in this Agreement:

(1)                                 the singular includes the plural and conversely and a gender includes all genders;

(2)                                 if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(3)                                 a reference to an Article, section or schedule is a reference to an Article or section of or a schedule to this Agreement;

(4)                                 a reference to any party (including a Party) includes that party’s substitutes, successors and permitted assigns;

(5)                                 a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(6)                                 a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(7)                                 a reference to “US$” or “USD” is to the currency of the United States of America;

(8)                                 a reference to “C$” or “CAD” is to the currency of Canada;

(9)                                 a reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;

(10)                          the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly;

(11)                          headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation;

(12)                          a provision of this Agreement shall not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement; and

(13)                          if an act is prescribed to be done on a specified day which is not a Business Day, it must be done instead on the next Business Day.

1.3                               The following schedules are attached to and incorporated in this Agreement:

(1)                                 Schedule “A” – Subscription Agreement;

(2)                                 Schedule “B” – Heruga Deposit;

(3)                                 Schedule “C” – Hugo North Extension; and

(4)                                 Schedule “D” – Permitted Encumbrances.

2.                                      EQUITY INVESTMENT AND RELATED OBLIGATIONS

2.1                               On the Subscription Date and pursuant to the Subscription Agreement, Sandstorm shall subscribe for and purchase, and Entrée shall issue and sell C$10.0 million worth of Shares (the “Private Placement”) at the Share Price.

2.2                               Each Party shall execute and deliver the Subscription Agreement in respect of the Private Placement concurrently with the execution of this Agreement on the Execution Date.

2.3                               Subject to section 2.5, Sandstorm covenants and agrees that, for as long as it holds Shares during the Term or any Extended Term, Sandstorm shall:

(1)                                 vote its Shares as the board of directors of Entrée specifies with respect to any proposed Take Over, provided that if Entrée specifies that Sandstorm vote its Shares in support of any proposed Take Over, Sandstorm shall only be required to do so if, prior to or concurrently with any vote by the holders of Shares to approve the proposed Take Over, the Person or Persons who are to acquire control of Entrée upon completion of the Take Over irrevocably agree with Sandstorm in writing (in form and substance satisfactory to Sandstorm) to execute and deliver a Deed of Adherence to Sandstorm on or before the completion of the Take Over;

(2)                                 not, without the prior consent of the board of directors of Entrée, dispose of, agree to dispose of or tender its Shares in connection with any proposed Take Over; and

(3)                                 not, without the prior consent of the board of directors of Entrée, engage in any discussions or negotiations, or enter into any agreement, commitment or understanding, or otherwise act jointly or in concert, with any third party in order to propose or effect any:

(a)                                 Take Over, or

(b)                                 acquisition or disposition of all or substantially all of Entrée’s assets.

[redacted].

2.4                               During the period commencing on the Subscription Date and ending on the four-month anniversary of the Subscription Date, Sandstorm shall not Transfer any of the Shares.

2.5                               Section 2.3 shall cease to apply if an Entrée Event of Default has occurred and all relevant notice and cure periods contained in this Agreement in respect of that Entrée Event of Default have expired without the Entrée Event of Default having been remedied.

3.                                      AGREEMENT OF PURCHASE AND SALE

3.1                               Subject to the terms and conditions of this Agreement, from and after the date that Sandstorm has delivered the Refundable Deposit to Entrée, in consideration of the Purchase Price, Entrée shall sell to Sandstorm and Sandstorm shall purchase from Entrée the Sandstorm Payable Metals, which shall be clear of all Encumbrances once sold to Sandstorm. The obligations of Entrée under this Agreement shall be to deliver and sell the Sandstorm Payable Metals in a manner consistent with the terms of this Agreement.

3.2                               Unless the Parties otherwise agree in writing, Entrée shall not sell Production to Sandstorm.

3.3                               It is understood and agreed as follows:

(1)                                 while OTL is receiving the OTL Share of Entrée’s Share of Production, in each month of the Term and the Extended Term, as the case may be, if the Production Payment that was received by Entrée for that month together with the payment for Sandstorm Payable Metals that was received by Entrée for the preceding month is insufficient to purchase and deliver the Sandstorm Payable Metals to be delivered to Sandstorm in that month, then the amount of the Sandstorm Payable Metals to be delivered by Entrée to Sandstorm for that month shall be limited to the maximum amount of Sandstorm Payable Metals that Entrée can deliver to Sandstorm having regard to the Production Payment and the payment for Sandstorm Payable Metals received by Entrée in the preceding month and any remaining amount of Sandstorm Payable Metals, not so delivered to Sandstorm for that month, shall accrue and shall constitute Sandstorm Accrued Metals; and

(2)                                 as at and from any OTL Repayment Date, in each month of the Term and the Extended Term, as the case may be, Sandstorm shall purchase, in addition to the Sandstorm Payable Metals, the Sandstorm Accrued Metals; however, in each month the aggregate of the Sandstorm Payable Metals, the Sandstorm Accrued Metals and the Sandstorm Expropriated Metals required to be delivered by Entrée shall not, unless Entrée agrees otherwise, exceed the maximum amount of Refined Metals that Entrée can deliver having regard to the Production Payment that was received by Entrée for that month and the payment for Sandstorm Payable Metals received by Entrée in the month preceding such month. Sandstorm shall continue to additionally purchase Sandstorm Accrued Metals until such time as the balance of the Sandstorm Accrued Metals shall be zero.  Sandstorm shall also, if applicable, purchase Sandstorm Expropriated Metals as contemplated by section 4.6.

3.4                               For the avoidance of doubt and notwithstanding any other provision of this Agreement to the contrary, Sandstorm Payable Metals shall not include any ounces or pounds of Au, Ag or Cu, respectively, delivered to an Offtaker in respect of which Entrée does not receive payment as a result of metallurgical recovery rates of less than 100% or other payable metal (but not cash) deductions (the “Payable Deductions”) applied by an Offtaker pursuant to the terms of the applicable Offtake Agreement.

4.                                      REFUNDABLE DEPOSIT AND RELATED MATTERS

4.1                               If the Refundable Deposit Funding Conditions are satisfied or waived by Sandstorm before the Refundable Deposit Funding Date Deadline, Sandstorm shall pay the Refundable Deposit to Entrée in cash by wire transfer on the Refundable Deposit Funding Date.

4.2                               If, by the expiry or earlier termination of the Term or the Extended Term, if applicable, Entrée has not sold and delivered Sandstorm Payable Metals to Sandstorm in a sufficient quantity so as to [redacted].

4.3                               Within 90 days of the end of each fiscal year of Entrée, Entrée shall prepare a detailed statement setting out the calculations of the Unearned Balance on an annual basis [redacted].  The annual [redacted] may be included in the applicable Annual Report. Entrée shall also prepare a final [redacted] within 90 days of the expiry or earlier termination of the Term or the Extended Term, if applicable.  Each successive

[redacted] shall include the aggregate information from previous [redacted] including disputes settled in accordance with Article 17.  Sandstorm shall have 90 days from the date of delivery of each [redacted] to dispute by written notice the accuracy of an item therein.  If Sandstorm and Entrée are unable to resolve any dispute, then Sandstorm and Entrée shall have 90 days (or such greater period of time as Sandstorm and Entrée may mutually agree) from the date the dispute notice is delivered by Sandstorm to resolve the dispute, and failing such resolution, the dispute shall be resolved in accordance with Article 17.  If Sandstorm has not disputed the accuracy of an item in an [redacted] within 90 days after the delivery thereof, then Sandstorm will be deemed to have agreed with [redacted].

4.4                               [redacted].

4.5                               [redacted].

During the Expropriation Event Abeyance Period [redacted] and to the extent the Property is still producing Production, Sandstorm Payable Metals shall not be revised in any manner and Sandstorm Payable Metals and, if applicable, Sandstorm Accrued Metals shall continue to be delivered by Entrée to Sandstorm in accordance with this Agreement unless during such Expropriation Event Abeyance Period [redacted] in any month, Entrée is receiving Production Payments in an amount that together with the payment for Sandstorm Payable Metals is insufficient to purchase and deliver the Sandstorm Payable Metals and if applicable, the Sandstorm Accrued Metals and, in such event, in any such month, Entrée shall deliver to Sandstorm the maximum amount of Sandstorm Payable Metals and, if applicable, Sandstorm Accrued Metals that can be delivered by Entrée based on the Production Payment in that month and the payment for Sandstorm Payable Metals that are received by Entrée in the preceding month.  Any amounts of Sandstorm Payable Metals or Sandstorm Accrued Metals that cannot be delivered by Entrée as contemplated by this section shall constitute Sandstorm Expropriated Metals.

4.6                               Subject to section 4.9, commencing on:

(1)                                 the date upon which the applicable Expropriation Event terminates or abates; or

(2)                                 the date upon which Sandstorm has amended the Sandstorm Payable Metals pursuant to section 4.9 (with respect to a Partial Expropriation Event, after the end of the term of the Expropriation Event Abeyance Period or Extended Expropriation Event Abeyance Period),

in each month of the Term and the Extended Term, as the case may be, Sandstorm shall purchase, in addition to the Sandstorm Payable Metals (and if applicable, the Sandstorm Accrued Metals), the Sandstorm Expropriated Metals.  Sandstorm shall continue to additionally purchase Sandstorm Expropriated Metals from Entrée until such time as the balance of the Sandstorm Expropriated Metals shall be zero.  However, notwithstanding the foregoing, in each month the aggregate of the Sandstorm Payable Metals, the Sandstorm Accrued Metals and the Sandstorm Expropriated Metals required to be delivered by Entrée shall not, unless Entrée agrees otherwise, exceed the maximum amount of Refined Metals that Entrée can deliver having regard to the Production Payment received by Entrée for that month and the payment for Sandstorm Payable Metals received by Entrée for the preceding month.

4.7                               Sandstorm shall have the unilateral right to extend the term of the Expropriation Event Abeyance Period with respect to both a Full Expropriation Event and a Partial Expropriation Event (which unilateral right shall be deemed to have been exercised by Sandstorm without any further or other act by Sandstorm, unless Sandstorm shall provide written notice to Entrée that the Expropriation Event Abeyance Period has terminated), until such time as Sandstorm unilaterally elects to terminate such extended term (i.e. the Extended Expropriation Event Abeyance Period) by written notice of such termination given to Entrée.  If the term of the Expropriation Event Abeyance Period shall be so extended, then:

(1)                                 in the case of a Full Expropriation Event, from and after the Extension Date and during the Extended Expropriation Event Abeyance Period, Sandstorm Payable Metals and, if applicable, Sandstorm Accrued Metals and Sandstorm Expropriated Metals shall no longer continue to accrue in accordance with this Agreement;

(2)                                 in the case where the Extended Expropriation Event Abeyance Period relates to a Partial Expropriation Event, on the Extension Date the Expropriation Percentage Adjustment shall be made in accordance with section 4.9(3) (without, at that time, the requirement for Entrée to refund a portion of the Refundable Deposit in accordance with section 4.9(1)) and such adjustment shall apply during the Extended Expropriation Event Abeyance Period notwithstanding the fact that the Expropriation Event Expiration Date has not transpired;

(3)                                 subject to section 4.7(2) and from the Extension Date until the date that the Extended Expropriation Event Abeyance Period is at an end, sections 4.9, 4.10, and 10.2(7) shall not be operative or applicable;

(4)                                 in the case of a Partial Expropriation Event, if at any time after the Expropriation Event Expiration Date, and after the application of the Expropriation Percentage Adjustment in section 4.9, an event shall occur such that Entrée’s share of Production from the Property shall increase and be readjusted, then Sandstorm shall further adjust or readjust, as the case may be, the Sandstorm Payable Metals to be delivered by Entrée on or after the date of such event by an amount determined by the application of the following formula: Entrée’s newly increased or readjusted share of Production from the Property divided by Entrée’s then current share of Production from the Property, as determined in accordance with section 4.9, multiplied by the numbers set forth in each of sections 1.1(111)(a) through 1.1(111)(h) in the definition of Sandstorm Payable Metals; and

(5)                                 in the case of a Partial Expropriation Event, if at any time after the Expropriation Event Expiration Date, Entrée shall receive cash or other readily measurable consideration as compensation for damages or losses suffered as a result of the Partial Expropriation Event, then forthwith upon receipt of such cash or other readily measurable consideration, Entrée shall pay to Sandstorm in cash without set off, deduction or defalcation an amount equal to the cash or other readily measurable consideration that Entrée has received, multiplied by the Sandstorm Payable Metals that Sandstorm would have received had the Partial Expropriation Event not occurred, divided by the amount of Entrée’s Share of Production that Entrée would have received had the Partial Expropriation Event not occurred, less the Purchase Price Entrée would have received for such Sandstorm Payable Metals.

4.8                               If sections 4.7(4) or 4.7(5) apply and a portion of the Refundable Deposit has been refunded by Entrée pursuant to section 4.9(1) (the “Refunded Deposit”) then:

(1)                                 in the case where section 4.7(4) applies and the Partial Expropriation Event is overturned or unwound in its entirety, then the Refunded Deposit shall be credited in the manner set out in section 4.9(4)(b) (excluding section 4.9(4)(b)(i)) as if a reference to Excess Sandstorm Payable Metals was a reference to the Refunded Deposit;

(2)                                 in the case where section 4.7(4) applies and the Partial Expropriation Event is partially overturned or unwound, then a proportionate amount of the Refunded Deposit shall be credited in the manner set out in section 4.9(4)(b) (excluding section 4.9(4)(b)(i)) as if a reference to Excess Sandstorm Payable Metals was a reference to the Refunded Deposit;

(3)                                 in the case where section 4.7(5) applies, then all or a proportionate amount (as the case may be) of the Refunded Deposit shall be credited in the manner set out in section 4.9(4)(b) (excluding section 4.9(4)(b)(i)) as if a reference to Excess Sandstorm Payable Metals was a reference to the Refunded Deposit.

4.9                               In the case of a Partial Expropriation Event, if, at the end of the Expropriation Event Abeyance Period or the Extended Expropriation Event Abeyance Period (the “Expropriation Event Expiration Date”), the Partial Expropriation Event shall remain in effect, then:

(1)                                 if an Unearned Balance exists as at the Expropriation Event Expiration Date, within 10 Business Days, Entrée shall, upon receipt of written notice from Sandstorm to do so, refund a portion of the Refundable Deposit in cash to Sandstorm equal to the Refundable Deposit multiplied by one minus the Expropriation Percentage Adjustment, up to a maximum amount that is the then Unearned Balance;

(2)                                 if Entrée shall not make such refund to Sandstorm within the 10 Business Days referred to in section 4.9(1), then Entrée shall be deemed to be in default of this Agreement pursuant to Article 10 and the provisions of Article 10, including as to the payment of the Entrée Default Fee, shall be applicable;

(3)                                 if an Unearned Balance exists as at the Expropriation Event Expiration Date, after Sandstorm shall have received the partial refund of the Refundable Deposit set forth in section 4.9(1) and in any other case upon the Expropriation Event Expiration Date, Sandstorm shall adjust or readjust (as the case may be) the Sandstorm Payable Metals by an amount determined by the application of the following formula: Entrée’s effective new share of Production from the Property divided by Entrée’s Share of Production from the Property (the “Expropriation Percentage Adjustment”) multiplied by the numbers set forth in each of sections 1.1(111)(a) through 1.1(111)(h) in the definition of Sandstorm Payable Metals.  For further clarification and the avoidance of doubt, it is intended that this equation shall result in the amount of the Sandstorm Payable Metals being adjusted by the same percentage that Entrée’s effective share of Production from the Property has been adjusted by the Partial Expropriation Event. The new percentages derived as a result of the calculation of the Expropriation Percentage Adjustment set forth in this section shall be effective retroactively from the beginning of the Expropriation Event Abeyance Period.  A Partial Expropriation Event shall not adjust the amount of Sandstorm Accrued Metals to be delivered to Sandstorm; and

(4)                                 if as a result of the Expropriation Percentage Adjustment Entrée determines that during the term of the Expropriation Event Abeyance Period it has delivered to Sandstorm an amount of Sandstorm Payable Metals greater than the amount of Sandstorm Payable Metals Entrée would have delivered to Sandstorm had the Expropriation Percentage Adjustment taken effect at the commencement of the Expropriation Event Abeyance Period (the “Excess Sandstorm Payable Metals”) then:

(a)                                 Entrée shall promptly give notice in writing to Sandstorm which notice shall detail the amount of the Excess Sandstorm Payable Metals claimed and how that amount has been calculated; and

(b)                                 unless Sandstorm, in accordance with Article 17, disputes all or a portion of the amount of the Excess Sandstorm Payable Metals specified in the notice given by Entrée under section 4.9(4)(a), the Excess Sandstorm Payable Metals or the portion of the Excess Sandstorm Payable Metals not in dispute (as the case may be) shall be credited as follows:

(i)                                     firstly, set off against the refund set forth in section 4.9(1);

(ii)                                  secondly, against the amount (if any) of Sandstorm Accrued Metals then outstanding;

(iii)                               thirdly, against the amount (if any) of Sandstorm Expropriated Metals then outstanding; and

(iv)                              thereafter, against future deliveries of Sandstorm Payable Metals to be made by Entrée to Sandstorm under this Agreement.

4.10                        If, at the end of an Expropriation Event Abeyance Period or the Extended Expropriation Event Abeyance Period (as the case may be), a Full Expropriation Event shall remain in existence, then Entrée shall be deemed to be in default of this Agreement pursuant to section 10.2(7) and the provisions of Article 10, including as to the payment of the Entrée Default Fee, shall be applicable.

5.                                      TERM

5.1                               The term of this Agreement shall commence on the Execution Date and subject to section 5.2 and Articles 8 and 10, shall continue until the date that is 50 years after the Execution Date (the “Term”).

5.2                               Sandstorm may terminate this Agreement at the end of the Term by providing to Entrée, not less than 90 days prior to the expiry of the Term, written notice of its intention to terminate (a “Termination Notice”).  If Sandstorm has not delivered a Termination Notice within 90 days prior to the expiry of the Term, then this Agreement shall continue in force for successive ten year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with section 5.3. Any extension under this section 5.2 will be on the terms and conditions of this Agreement.

5.3                               Sandstorm may terminate an Extended Term by providing to Entrée prior to the end of such Extended Term, written notice of its intention to terminate the Extended Term, which termination shall be effective immediately upon receipt of such notice of termination.

5.4                               Subject to this Agreement, the termination of this Agreement pursuant to section 5.2 or section 5.3 (as the case may be) does not derogate from, affect or prejudice:

(1)                                 any rights of the Parties that have accrued prior to the date of termination; and

(2)                                 the rights and obligations of the Parties under any Article or section of this Agreement which, expressly or by implication, is intended to continue after the date of termination.

6.                                      COVENANTS OF ENTRÉE

Entrée covenants and agrees to and in favour of Sandstorm as follows and acknowledges and agrees that Sandstorm is relying on such covenants in executing and delivering this Agreement:

6.1                               During the Term and the Extended Term, as the case may be, Entrée and its Affiliates (each a “Selling Party”) shall not enter into any future Mineral stream agreements, royalty agreements or other agreements that are similar to either a Mineral stream agreement or a royalty agreement (excluding Hedging Arrangements) in respect of Entrée’s Share of Production from the Property (the “Future Agreements”) unless:

(1)                                 the Selling Party has complied with the Future Agreements Right of First Refusal as provided in section 6.2;

(2)                                 [redacted]; and

(3)                                 [redacted].

6.2                               During the Term and the Extended Term, as the case may be, if at any time a Selling Party intends to accept an offer from a proposed purchaser with respect to a Future Agreement (the “Third Party Offer”), then the following provisions shall apply:

(1)                                 the Selling Party shall forthwith forward a copy of the Third Party Offer to Sandstorm and shall send a written offer to Sandstorm to enter into a Future Agreement on the same terms and conditions (subject to section 6.2(2)) as the Third Party Offer (the “Future Agreement Offer”). Sandstorm shall have the right, by notice to the Selling Party within 16 Business Days after receipt of such Future Agreement Offer or, if applicable, the determination of the cash equivalent of the non-cash consideration (which forms part of the Future Agreement Offer) in accordance with section 6.2(3), whichever is the later, to elect to accept the Future Agreement Offer (the “Future Agreements Right of First Refusal). The Selling Party shall deliver to Sandstorm at the time of delivery of the Future Agreement Offer, the same confidential information that was provided to the proposed purchaser to the extent that such confidential information has not already been provided to Sandstorm in any Annual Report or Monthly Report.  Additionally, it is understood and agreed that during such 16 Business Day period, Sandstorm may request from the Selling Party further confidential information that directly pertains to the subject matter of the Future Agreement Offer. Any such confidential information shall constitute Confidential Information for the purposes of Article 16;

(2)                                 the price payable or other consideration under any proposed Future Agreement Offer shall be expressed in U.S. dollars. If the terms and conditions of a Third Party Offer provides for any consideration to be payable to the Selling Party other than in cash, then the Future Agreement Offer shall include the Selling Party’s reasonable estimate of the cash equivalent of the non-cash consideration;

(3)                                 within five Business Days after receipt of a Future Agreement Offer, Sandstorm may object in writing to the Selling Party’s estimate of the cash value of the non-cash consideration set out in the Future Agreement Offer and upon such an objection being made, the Selling Party and Sandstorm shall seek to agree upon that cash value but if they cannot reach agreement within five Business Days after the date of objection, then that cash value will constitute a Dispute to be resolved in accordance with Article 17 (the cost of which determination shall be borne, if the cash value determined is less than that estimated by the Selling Party, by the Selling Party and in any other case, the cost of such determination shall be borne by Sandstorm);

(4)                                 within a reasonable period of time after Sandstorm has accepted the Future Agreement Offer in accordance with section 6.2(1), and not later than 120 days after the date of such acceptance, the Selling Party and Sandstorm shall enter into such proposed Future Agreement on the terms and conditions of such proposed Future Agreement Offer. Sandstorm shall act in a reasonable and timely manner with respect to closing matters; however if the proposed Future Agreement is not entered into within 120 days after the date of such acceptance, as a result of the Selling Party, not acting in a timely manner, then Sandstorm shall have the right, acting reasonably, to extend the period of 120 days in order to accommodate such delays (provided that it is understood and agreed that Sandstorm shall not have the right to extend the period of 120 days if the failure to enter into the proposed Future Agreement is occasioned solely by acts or omissions of Sandstorm, such as the failure by Sandstorm to obtain requisite financing or board or regulatory approvals or Sandstorm seeking to incorporate into the Future Agreement any terms and conditions which were not contained in the Future Agreement Offer. Notwithstanding the foregoing, if any of the proposed terms and conditions of the proposed Future Agreement would be in violation of this Agreement then Sandstorm may seek to incorporate additional terms and conditions into the Future Agreement to the extent necessary to ensure that the provisions of the Future Agreement are not in violation of this Agreement); and

(5)                                 if Sandstorm does not accept the Future Agreement Offer within the period of 16 Business Days referred to in section 6.2(1) or complete the proposed Future Agreement within the periods prescribed in section 6.2(4), then the Selling Party may enter into and complete the proposed Future Agreement with a counterparty on terms no more favourable to the counterparty than the terms of the Future Agreement Offer and not later than 120 days after the expiration of the period referred to in section 6.2(1) or 6.2(4), as applicable.  If the Selling Party does not enter into and complete the proposed Future Agreement with a counterparty by that date or if the terms of the Future Agreement to be entered into with the counterparty would be more favourable to the counterparty than those offered to Sandstorm and contained in the Future Agreement Offer, then the provisions of this section 6.2 shall again apply and no Future Agreement may be made or entered into or completed in reliance upon this section 6.2 without the Selling Party again complying with its provisions.

6.3                               Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, the Future Agreements Right of First Refusal shall not apply to:

(1)                                 any royalties, rents or levies imposed by, or payable to, any government or governmental or regulatory authority, agency, department, ministry, board, tribunal, organization, entity or bureau or branch of any of the foregoing whether pursuant to applicable law, agreement (including an Investment Agreement) or otherwise;

(2)                                 spot sales of Minerals or Production;

(3)                                 internal transfers of Minerals or Production among Entrée and any of its Affiliates;

(4)                                 [redacted];

(5)                                 any Minerals, Production or royalty which are the subject of any pre-emptive right, right of first refusal, right of first offer or similar right under the Joint Venture or Joint Venture Agreement, to the extent the same exists under the Joint Venture or the Joint Venture Agreement;

(6)                                 [redacted];

(7)                                 any Minerals or Production which are the subject of any Offtake Agreement, so long as such Offtake Agreement or parts thereof are not substantially similar in nature to a Future Agreement;

(8)                                 any sale, transfer or other disposition of any Minerals or Production as a consequence of or in connection with any Permitted Encumbrance; or

(9)                                 [redacted].

6.4                               Subject to Article 14, Entrée shall and, Entrée shall cause Entrée LLC (for so long as Entrée LLC has any interest in the Joint Venture, the Property, the Joint Venture Agreement, Entrée’s Share of Production or Entrée’s Joint Venture Interest), to at all times during the Term and the Extended Term, as the case may be, do and cause to be done all things necessary to:

(1)                                 maintain their respective corporate existence;

(2)                                 [redacted];

(3)                                 maintain the Finance Security Interest in good standing;

(4)                                 [redacted]; and

(5)                                 [redacted].

6.5                               [redacted].

6.6                               [redacted].

6.7                               During the Term and the Extended Term, as the case may be [redacted].

6.8                               During the Term and the Extended Term, as the case may be, Entrée shall forthwith advise Sandstorm in writing upon the occurrence or the anticipated occurrence of an Expropriation Event.

6.9                               [redacted].

6.10                        [redacted].

6.11                        During the Term and the Extended Term, as the case may be, Entrée shall, and shall cause Entrée LLC to, advise Sandstorm in writing of the execution and delivery of the Joint Venture Agreement or any other agreement with respect to the Joint Venture, the Property, Entrée’s Share of Production and Entrée’s Joint Venture Interest, including, as soon as Entrée has knowledge of the same, any operating or management agreement, Investment Agreement or revisions to the Existing Investment Agreement.

6.12                        During the Term and the Extended Term, as the case may be, Entrée shall, and shall cause Entrée LLC to, deliver to Sandstorm all correspondence received from the Government and from OTL that pertains to the Property, Entrée’s Share of Production or Entrée’s Joint Venture Interest and which could reasonably be considered to affect or potentially affect Sandstorm in a material way.  For greater certainty and without limitation, Sandstorm does hereby agree that any such correspondence shall be deemed to be Confidential Information for the purposes of section 16.1.

6.13                        During the Term and the Extended Term, as the case may be, Entrée shall cause the Finance Security Interest to be properly renewed as required by applicable law in the jurisdiction in which the Finance Security Interest is registered and renewed six months before its expiry date to ensure that at all times throughout the Term and the Extended Term, as the case may be, the Finance Security Interest remains in full force and effect and duly registered as required by applicable law in the jurisdiction in which the Finance Security Interest is registered. Entrée shall provide proof acceptable to Sandstorm, acting reasonably, of each such re-registration and renewal on or before the date that is six months before each expiry date of the Finance Security Interest, failing which Sandstorm shall have the right to proceed with such renewal, with Entrée to be responsible for all costs and fees related thereto.

6.14                        Subject to section 4.5 and Article 14, during the Term and the Extended Term, as the case may be, if Entrée materially defaults in the performance of its obligations under section 6.4(5) and all relevant notice and cure periods in Article 10 have expired, then Sandstorm shall, [redacted] under this section 6.14 Sandstorm shall:

(1)                                 at all times act in good faith and reasonably so as to minimize or avoid any prejudice to Entrée’s rights and interests with respect to the Joint Venture, the Property, OTL, Entrée’s Share of Production and Entrée’s Joint Venture Interest;

(2)                                 regularly consult with Entrée in respect of the [redacted] and provide to Entrée all information and documents (including pleadings, briefs, memorials and advices of counsel) relating to or prepared for the [redacted] as Entrée may from time to time request;

(3)                                 permit Entrée and its counsel to consult with the counsel of Sandstorm in respect of the [redacted] and ensure that any counsel appointed by it to act as solicitors of record for Entrée in any court action or arbitral proceedings have no conflict of interest; and

(4)                                 notwithstanding anything in this section 6.14 to the contrary, Sandstorm shall not [redacted], without the prior written consent of Entrée and if Entrée shall fail or refuse to give its written consent then the appropriateness of any such [redacted], within the context of this Agreement and the rights and obligations of the Parties hereunder shall be a Dispute to be determined by an Expert pursuant to sections 17.10 to 17.15.

6.15                        [redacted].

6.16                        During the Term and the Extended Term, as the case may be, and without limiting any rights or other obligations of Sandstorm under this Agreement, Sandstorm shall promptly give written notice to Entrée if at any time Sandstorm considers that any one or more changes, events or circumstances or anything done or omitted to be done by Entrée or Entrée LLC has caused or is likely to cause a Sandstorm Material Adverse Effect under this Agreement. Such notice shall specify in reasonable detail:

(1)                                 the changes, events or circumstances or things done or omitted to be done by Entrée or Entrée LLC which have caused or which are likely to cause a Sandstorm Material Adverse Effect; and

(2)                                 the steps, measures or other actions, if any, that Entrée could take to avoid, abate or minimize the Sandstorm Material Adverse Effect or to the extent reasonably estimable, the extent and consequences of the Sandstorm Material Adverse Effect.

For greater certainty and without limitation any failure by Sandstorm to provide a notice to Entrée as contemplated by this section 6.16 shall not limit any rights of Sandstorm under this Agreement or amounts owed to Sandstorm under this Agreement and Sandstorm shall not incur any liability as a result of its failure to provide such a notice.

7.                                      MONTHLY REPORTS AND ANNUAL REPORTS

7.1                               During the Term and the Extended Term, as the case may be, Entrée shall deliver to Sandstorm a Monthly Report on or before the 15th Business Day after the last day of each calendar month. If Entrée shall receive operating reports from the Operator less frequently than monthly (for example, quarterly), then Entrée shall deliver the contents of the Monthly Report that are impacted by such operating reports to Sandstorm as and when Entrée shall receive the same from the Operator and to the extent that such contents are provided by the Operator. If any such contents are not provided by the Operator to Entrée in time for inclusion in any Monthly Report and are thereafter provided by the Operator to Entrée, Entrée shall deliver the same to Sandstorm forthwith after the receipt of same. Entrée shall continue to deliver Monthly Reports to Sandstorm for items which are not impacted by the contents of the operating reports.

7.2                               During the Term and the Extended Term, as the case may be, Entrée shall deliver to Sandstorm an Annual Report on or before 60 days after the last day of each fiscal year, to the extent that the contents of the Annual Report are provided by the Operator to Entrée and if any such contents are not provided by the Operator to Entrée in time for inclusion in the Annual Report and are thereafter provided by the Operator to Entrée, Entrée shall deliver the same to Sandstorm forthwith after the receipt of same.

7.3                               Sandstorm shall have the right to dispute an Annual Report.  If Sandstorm disputes an Annual Report:

(1)                                 Sandstorm shall notify Entrée in writing within 90 days after the delivery of the applicable Annual Report or within 90 days after delivery of any subsequently provided material contents of the Annual Report referred to in section 7.2, as applicable, that it disputes the accuracy of that Annual Report (or any part of the Annual Report) (the “Audit Dispute Notice”);

(2)                                 Sandstorm and Entrée shall have 90 days from the date the Audit Dispute Notice is delivered by Sandstorm to resolve the dispute.  If Sandstorm and Entrée have not resolved the dispute within such 90 day period, then such dispute shall be resolved in accordance with Article 17.  Sandstorm and Entrée may mutually agree to extend the 90 day period in this section 7.3(2) in order to allow the Parties additional time to resolve the dispute;

(3)                                 if it is determined in arbitration conducted in accordance with Article 17 that the actual number of ounces and pounds, as applicable, of Sandstorm Payable Metals varies by two percent or less from the number of ounces and pounds, as applicable, of Sandstorm Payable Metals set out in the Annual Report, then the cost of the arbitration shall be borne by Sandstorm; and

(4)                                 if it is determined in arbitration conducted in accordance with Article 17 that the number of ounces and pounds, as applicable, of Sandstorm Payable Metals varies by more than two percent from the number of ounces and pounds, as applicable, of Sandstorm Payable Metals set out in the Annual Report, then the cost of the arbitration shall be borne by Entrée.

7.4                               If Entrée does not deliver a (draft or final) Monthly Report or an Annual Report as required pursuant to this Article 7, then Sandstorm shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of Entrée, an audit of the books and records of Entrée and Entrée LLC relevant to the production and delivery of Sandstorm Payable Metals produced during the calendar month or calendar year in question (the “Sandstorm Audit”) in conjunction with the provisions of Article 12. Entrée shall grant Sandstorm or its representatives or agents access to all such books and records on a timely basis. In order to exercise this right, Sandstorm must provide not less than 14 days’ written notice to Entrée of its intention to conduct the Sandstorm Audit. If within seven days of receipt of such notice, Entrée delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm shall have no right to perform the Sandstorm Audit. If Entrée delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the report prepared in connection with the Sandstorm Audit (the “Sandstorm Audit Report”), then the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm as set forth in section 7.3.  Otherwise, absent any manifest or gross error in the Sandstorm Audit Report, the Sandstorm Audit Report shall, subject to the provisions of Article 17, be final and conclusive.

8.                                      CONDITIONS SATISFACTION

8.1                               [redacted].  If the Refundable Deposit Funding Conditions have not been satisfied or waived [redacted], then either Party, on written notice to the other Party, may terminate this Agreement and each of the Parties shall, subject to section 8.2, be released from all of their obligations hereunder. If the Refundable Deposit Funding Conditions have not been satisfied as a result of acts or omissions of Sandstorm, then on the Refundable Deposit Funding Deadline Entrée may terminate this Agreement and each of the Parties shall, subject to section 8.2, be released from all of their obligations hereunder.

8.2                               The following Articles and sections shall survive termination under this Article 8: this Article, Articles 16, 17, 21, 22 as well as any other provision of this Agreement which expressly or by implication from its nature is intended to survive the termination of this Agreement. It is understood and agreed that Sandstorm, in its sole discretion, shall have the right to waive compliance with any of the Refundable Deposit Funding Conditions, in its sole and absolute discretion.

9.                                      DELIVERY OF MINERALS AND PAYMENTS

9.1                               Commencing from and after the Refundable Deposit Funding Date, and as long as Sandstorm has paid the Refundable Deposit to Entrée, during the Term and the Extended Term, Entrée shall deliver and sell to Sandstorm in consideration of the Purchase Price all Sandstorm Payable Metals to be delivered and sold under this Agreement to [redacted] (the “Place of Delivery”).

9.2                               Entrée shall notify Sandstorm in writing at least one Business Day before any delivery and credit to the Place of Delivery of the number of ounces and pounds (as applicable) of Sandstorm Payable Metals to be delivered and credited to the Place of Delivery and the estimated date and time of delivery.

9.3                               Subject to sections 3.3 and 4.5, within five Business Days of the receipt by Entrée of any Production Payment, Entrée shall deliver and credit Sandstorm Payable Metals to the Place of Delivery in an amount equal to the number of ounces and pounds (as applicable) of Sandstorm Payable Metals specified in any previous Monthly Report for which such Sandstorm Payable Metals have not yet been delivered to Sandstorm but for which a Production Payment has been received by Entrée.

9.4                               Delivery of Sandstorm Payable Metals shall be deemed to have been made at the time Sandstorm Payable Metals is credited to the Place of Delivery (the “Time of Delivery”).

9.5                              Title to and risk of loss of Sandstorm Payable Metals shall pass from Entrée to Sandstorm at the Time of Delivery.

9.6                               All Deductions relating to each delivery and credit of Sandstorm Payable Metals and all costs and expenses pertaining to the delivery of Refined Metals to the Place of Delivery shall be borne by Entrée.

9.7                               At the Time of Delivery, Entrée shall deliver to Sandstorm an invoice setting out the number of ounces and pounds, as applicable, of Sandstorm Payable Metals so delivered and credited and the Purchase Price for such Sandstorm Payable Metals.

9.8                               If Sandstorm disputes the accuracy of any invoice, Sandstorm shall notify Entrée within 90 days from the earlier of the date of receipt by Sandstorm of such invoice and the date of delivery to the Place of Delivery of the Refined Metals that comprise the applicable Sandstorm Payable Metals but no dispute with respect to the accuracy of any invoice matters in this Article shall relieve Entrée from its delivery and sale obligations hereunder nor Sandstorm from its payment obligations hereunder pending resolution of such dispute.  If Sandstorm and Entrée are unable to resolve any dispute, then Sandstorm and Entrée shall have 90 days (or such greater period of time as Sandstorm and Entrée may mutually agree) from the date the dispute notice is delivered to Entrée to resolve the dispute, and failing such resolution, the dispute shall be resolved in accordance with Article 17.

9.9                               Sandstorm shall promptly pay for each delivery of Sandstorm Payable Metals and in any event not later than five Business Days after the Time of Delivery and receipt of any invoice for such Sandstorm Payable Metals.

9.10                        All payments for Sandstorm Payable Metals by Sandstorm to Entrée shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by Entrée in writing from time to time, without deduction or set-off.

9.11                        Any payment not made on or by the applicable payment date referred to in this Article 9 shall incur interest until such payment is made at a rate equal to 8% per annum.

9.12                        [redacted].

10.                               EVENTS OF DEFAULT AND TERMINATION

10.1                        The Parties may terminate this Agreement at any time by mutual written consent.

10.2                        In addition, Sandstorm shall have the right to terminate this Agreement, effective upon ten days’ prior written notice to Entrée (save and except as provided in section 10.2(16) below) if, any of the following shall occur (each, an “Entrée Event of Default”):

(1)                                 Entrée defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement or the Finance Security Interest (except as otherwise provided for in this Section 10.2) and such default is not remedied within:

(a)                                 90 days after receipt of written notice of such default by Entrée from Sandstorm; or

(b)                                 [redacted];

(2)                                 upon the occurrence of any Insolvency Event of Entrée or Entrée LLC (with respect to Entrée LLC, subject to the provisions of Article 14, for so long as Entrée LLC has any interest in the Joint Venture, the Property, the Joint Venture Agreement, Entrée’s Share of Production or Entrée’s Joint Venture Interest);

(3)                                 If:

(a)                                 the Finance Security Interest shall, other than as a consequence of acts or omissions of Sandstorm, cease to be a valid, binding and enforceable obligation of Entrée in whole or in material part, in accordance with its terms;

(b)                                 the validity, enforceability or, subject to section 10.2(3)(c), priority of the Finance Security Interest is contested in any manner by Entrée; and/or

(c)                                  subject to the existing Permitted Encumbrances, section 24.2, and Encumbrances arising by operation of law or as previously consented to in writing by Sandstorm, the Finance Security Interest does not constitute a first ranking, priority Encumbrance on the collateral charged thereby;

(4)                                 except as:

(a)                                 permitted by Article 14; or

(b)                                 as a result of an Expropriation Event (including during an Expropriation Event Abeyance Period and an Extended Expropriation Event Abeyance Period);

Entrée or its Affiliates shall not be the owner of a 100% undivided interest in Entrée’s Joint Venture Interest or Entrée’s Share of Production, free and clear of any and all Encumbrances (except for the Permitted Encumbrances, the Finance Security Interest, any security granted pursuant to a Future Agreement or as permitted pursuant to section 6.6) but the amendment either during or at the end of the Expropriation Event Abeyance Period or the Extended Expropriation Event Abeyance Period by Sandstorm of the Sandstorm Payable Metals in accordance with section 4.7 or section 4.9 shall not constitute an Entrée Event of Default;

(5)                                 [redacted];

(6)                                 except as a consequence of [redacted], and other than any termination by reason of a Full Expropriation Event, a Transfer permitted by Article 14, or the expiry of tenure rights in and to the Property (such expiry not including by reason of a Full Expropriation Event), the Joint Venture shall terminate for any reason whatsoever or by any means whatsoever;

(7)                                 there shall occur a Full Expropriation Event which has not been remedied within the Expropriation Event Abeyance Period or the Extended Expropriation Event Abeyance Period;

(8)                                 Entrée shall not refund a portion of the Refundable Deposit to Sandstorm within the time frame set forth in and as contemplated in section 4.9;

(9)                                 except as permitted by Article 14 or in the circumstances contemplated by section 10.2(7), Entrée’s Joint Venture Interest shall no longer be owned directly or indirectly by Entrée, or Entrée shall no longer have any direct or indirect rights to Entrée’s Share of Production or to receive compensation or payment on account of Entrée’s Share of Production, including by reason of the exercise of any rights granted to and in favour of OTL pursuant to the terms and conditions of the Joint Venture, the Joint Venture Agreement or the Joint Venture Conduct;

(10)                          if the Joint Venture Agreement shall be executed and delivered containing amendments or revisions or any other joint venture agreement shall be executed and delivered [redacted] and as a result, Sandstorm, acting reasonably, determines that it would be likely to suffer a Sandstorm Material Adverse Effect;

(11)                          except as permitted by Article 14 or in the circumstances contemplated by section 10.2(7), Entrée LLC transfers the Property other than to an Affiliate or pursuant to the Joint Venture Agreement;

(12)                          if Entrée or Entrée LLC shall be in default of any of their respective material obligations pursuant to any debt agreements or instruments to which Entrée or Entrée LLC is a party or by which the assets and properties of Entrée or Entrée LLC are bound and such default has not been remedied within applicable cure periods and as a result, Sandstorm, acting reasonably, determines that it would be likely to suffer a Sandstorm Material Adverse Effect;

(13)                          if Entrée or Entrée LLC shall be in default of any material obligations due and owing to OTL under the Joint Venture Agreement or with respect to Entrée’s Joint Venture Interest or with respect to Production and such default has not been remedied within applicable cure periods and as a result, Sandstorm, acting reasonably, determines that it would be likely to suffer a Sandstorm Material Adverse Effect;

(14)                          Sandstorm is precluded from purchasing Sandstorm Payable Metals by reason of actions taken by any of Entrée, Entrée LLC, OTL or the Operator and such actions are not authorized by this Agreement or the Permitted Encumbrances;

(15)                          [redacted]; or

(16)                          [redacted].

For greater certainty and without limitation, for the purposes of this Article: (i) materiality shall be determined in the sole discretion of Sandstorm acting reasonably; (ii) a determination as to whether Sandstorm shall suffer a Sandstorm Material Adverse Effect as a result of an Entrée Event of Default shall be determined in the sole discretion of Sandstorm acting reasonably; and (iii) Sandstorm shall have the right to waive in writing one or more Entrée Events of Default, all without prejudice to any and all rights of Sandstorm with respect to any other Entrée Events of Default in respect of which such a waiver has not been given. Nothing in the foregoing shall prejudice or otherwise affect the rights of Entrée under Article 17 to dispute whether an Entrée Event of Default has occurred, any determination of materiality for the purposes of sections 10.2(1), 10.2(3)(a), 10.2(12) or 10.2(13) or whether Sandstorm has acted reasonably.

10.3                        [redacted].

10.4                        [redacted].

10.5                        Upon demand from Sandstorm, which demand shall include a calculation of the Entrée Default Fee, Entrée shall promptly deliver the Entrée Default Fee to Sandstorm without setoff, deduction or defalcation. If Sandstorm elects to demand payment of the Entrée Default Fee this Agreement shall be deemed terminated upon the payment by or on behalf of Entrée of the Entrée Default Fee.  After receipt by Sandstorm of the Entrée Default Fee, save and except for the confidentiality obligations set forth in Article 16 which shall survive termination, Sandstorm releases and discharges Entrée and its Affiliates from further performance of their obligations under this Agreement and shall have no further or other claim (whether in contract, at law or in equity or otherwise) for Losses as against Entrée or Entrée LLC or their respective Affiliates arising out of or in connection with this Agreement or its termination and the Finance Security Interest will be released upon receipt by Sandstorm of the Entrée Default Fee. For greater certainty and without limitation, in the event Entrée is required to pay the Entrée Default Fee to Sandstorm, the provisions set forth in section 4.2 requiring the [redacted] will no longer be of any force or effect.

10.6                        The Parties hereby acknowledge that:

(1)                                 Sandstorm will be damaged by an Entrée Event of Default; and

(2)                                 the Entrée Default Fee is in the nature of liquidated damages, not a penalty and is fair and reasonable.

10.7                        Termination of this Agreement under this Article shall not terminate any payment or delivery obligation under this Agreement that arose or accrued prior to the date of termination.

11.                               OFFTAKE AGREEMENTS

11.1                        Subject to section 11.2, Entrée shall, to the extent that it has the ability to do so pursuant to the Joint Venture Agreement, ensure that each Offtake Agreement is on arm’s length commercial terms, consistent with normal industry standards and practice with respect to the payable adjustment factor [redacted].

11.2                        Section 11.1 will not apply to the extent that the terms of any Offtake Agreement are expressly prescribed by the Joint Venture Agreement.

11.3                        Entrée shall, if such terms are within its possession or are readily available to Entrée, promptly disclose to Sandstorm the terms of any Offtake Agreement and any amendments to the material terms and conditions of any Offtake Agreement (including the Joint Venture Agreement) that may affect Sandstorm and any refining, smelting or other purchase agreements in respect of Production.

12.                               BOOKS; RECORDS; INSPECTIONS

Entrée shall, and shall cause Entrée LLC to, keep true, complete and accurate books and records of all material operations and activities with respect to the Joint Venture, Entrée’s Joint Venture Interest, the Property, the Production and OTL’s Financed Costs and OTL Interest Costs. In addition to the provisions of section 7.4 and subject to Article 16, Sandstorm and its authorized representatives shall, during the Term or the Extended

Term, as the case may be, be entitled to perform audits or other reviews and examinations of the books and records of Entrée and Entrée LLC relevant to the delivery of Sandstorm Payable Metals pursuant to this Agreement to confirm compliance by Entrée and Entrée LLC with the terms of this Agreement.  Sandstorm shall diligently complete any audit or other examination permitted under this Agreement.

For greater certainty and without limitation, Sandstorm shall, have access to all documents provided by Entrée to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to Production vis a vis the Offtaker and all documents provided to Entrée or due to be provided to Entrée by OTL, pursuant to the Joint Venture, the Joint Venture Agreement, the Joint Venture Conduct or otherwise, related to Production and that are, in any manner, relevant to the calculation of Sandstorm Payable Metals or the delivery and credit in respect of Sandstorm Payable Metals.  All costs and expenses of any audit or other examination permitted in this section shall be paid by Sandstorm, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by Entrée of greater than two percent of Sandstorm Payable Metals calculated by Entrée, in which event the reasonable costs of such audit or other examination shall be paid by Entrée.

13.                               CONDUCT OF MINING OPERATIONS, ETC.

13.1                        Sandstorm expressly acknowledges and agrees that all decisions concerning methods, the nature and extent, times, procedures and techniques of any exploration, development, mining, treating, milling, refining, smelting and other operations related to the Property shall be made by the Operator, in its sole and absolute discretion.

13.2                        Sandstorm has no rights (whether contractual or otherwise) relating to the development or operation of any of the operations with respect to the Property and Entrée’s Joint Venture Interest or any of the other properties of Entrée or Entrée LLC and Sandstorm shall not be required to contribute to any capital or expenditures in respect of operations at the Property or pursuant to Entrée’s Joint Venture Interest. Sandstorm has no interest (whether legal, beneficial or otherwise) in the Property or the Minerals produced or extracted from the Property and neither this Agreement nor the Finance Security Interest shall grant or confer on Sandstorm an interest (whether legal, beneficial or otherwise) in the Property or the Minerals produced or extracted from the Property, but Sandstorm does have rights of ownership, as herein provided, in and to Sandstorm Payable Metals.

13.3                        Sandstorm is not entitled to any form or type of compensation or payment (including Losses) if the Operator discontinues or ceases operations from the Property save and except as provided in Article 4.

13.4                        Entrée shall, to the extent permitted pursuant to the Joint Venture Agreement, monitor the performance of the Operator to verify that all processing operations and activities in respect of the Property are conducted in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with applicable laws.

13.5                        At reasonable times, to the extent permitted pursuant to the Joint Venture Agreement and subject to the applicable agreement with the mill, smelter, concentrator or other processing facility, Sandstorm, at its sole risk and expense, shall have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility that is used to process Minerals produced or extracted from the

Property for the purpose of enabling Sandstorm to monitor compliance by Entrée with the terms of this Agreement [redacted].

13.6                        [redacted].

13.7                        Entrée shall use its good faith commercial efforts to ensure that the Operator grants Sandstorm the access rights contemplated by section 13.5 [redacted] as long as Sandstorm has agreed in writing to be bound by any related confidentiality obligations to which Entrée or Entrée LLC may be subject, to and in favour of OTL.  Entrée shall use its good faith commercial efforts to ensure that the operational and accounting records accurately reflect the Minerals produced from the Property to ensure that Sandstorm may calculate the Sandstorm Payable Metals. In the event that under applicable Canadian securities laws, US securities laws or stock exchange rules and policies [redacted].

14.                               RESTRICTED TRANSFER RIGHTS OF ENTRÉE AND ENTRÉE LLC

14.1                        During the Term or the Extended Term, as the case may be, Entrée may Transfer, in whole or in part:

(1)                                 Entrée’s Joint Venture Interest;

(2)                                 Entrée’s Share of Production;

(3)                                 Entrée’s interest in Entrée LLC;

(4)                                 Entrée’s interest in the Joint Venture or the Joint Venture Agreement;

(5)                                 Entrée’s rights in and to the OTL Financing Commitment; or

(6)                                 its rights and obligations under this Agreement and the Finance Security Interest,

in each case so long as each of the conditions in section 14.2 (the “Transfer Conditions”) are satisfied.

14.2                        The Transfer Conditions are as follows:

(1)                                 Entrée shall provide Sandstorm with at least 30 days prior written notice of the intent of Entrée to undertake any Transfer that is described in section 14.1;

(2)                                 [redacted]; and

(3)                                 [redacted].

14.3                        For greater certainty and without limitation, it is understood and agreed that:

(1)                                 a transfer of the title to the Property from Entrée LLC to OTL in its capacity as Operator under the Joint Venture Agreement and as contemplated by the Joint Venture Agreement which does not result in a change in the beneficial ownership of the Property, shall not be a Transfer that is restricted pursuant to the provisions of this Article 14; and

(2)                                 subject to section 14.4 and except in the case of a Transfer under section 14.2(2) or section 14.2(3), if the Transfer Conditions are satisfied in respect of a Transfer, upon completion of the Transfer, Entrée shall be released from its obligations under this Agreement.

14.4                        [redacted].

14.5                        [redacted].

15.                               TRANSFER RIGHTS OF SANDSTORM

15.1                        During the Term or the Extended Term, as the case may be, Sandstorm shall have the right to Transfer in whole or in part, its rights and obligations under this Agreement to another party upon the delivery to Entrée of 10 Business Days prior written notice.  In such a case, provided that such other party has agreed in writing with Entrée to be bound by such Transferred rights and obligations under this Agreement Sandstorm shall be released from such Transferred obligations under this Agreement which arise or accrue on or after the date of such Transfer.

15.2                        [redacted].

15.3                        Notwithstanding any Transfer by Sandstorm [redacted] to one or more lenders, Entrée shall not be or become liable to deliver Sandstorm Payable Metals to, or to otherwise deal in respect of this Agreement with, more than one Person.  If the interests of Sandstorm under this Agreement are at any time Transferred by Sandstorm by way of encumbrance pursuant to section 15.2 to one or more lenders, such Persons shall, as a condition of receiving delivery of Sandstorm Payable Metals under this Agreement, nominate one Person to act as agent and common trustee for receipt of delivery of Sandstorm Payable Metals and to otherwise deal with Entrée in respect of such interests and no such Persons shall be entitled to administer or enforce any provisions of this Agreement except through such agent and trustee.  Entrée shall, after receipt of notice which records the nomination of such agent and trustee, thereafter make and be entitled to make delivery of Sandstorm Payable Metals under this Agreement to such agent and trustee and to otherwise deal with such agent and trustee as if it were Sandstorm.

16.                               CONFIDENTIALITY

16.1                        Subject to section 16.2, neither Party shall, without the express written consent of the other Party, disclose any non-public information received under or in connection with this Agreement (the “Confidential Information”), other than to its respective directors, employees, agents, bankers, consultants, requisite regulatory authorities or prospective transferees (which in the case of Entrée includes OTL) and neither Party shall issue any press releases concerning this Agreement without the consent of the other Party, after the other Party has first reviewed the terms of such press release (to the extent practicable).  Each Party agrees to disclose Confidential Information only to its respective directors, employees, agents, bankers, consultants or prospective transferees who reasonably require and have a bona fide need to access the Confidential Information, who are informed of the confidential nature of the Confidential Information and who agree to comply strictly with the terms of this Article 16 as if they were bound by it.  In addition, neither Party shall use any Confidential Information disclosed to it by the other Party for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

16.2                        Without limiting and in addition to section 16.1, if any Confidential Information disclosed by Entrée or its Affiliates to Sandstorm consists of or is comprised of information that constitutes “Confidential Information” for the purposes of the Joint Venture Agreement (the “Joint Venture Confidential Information”) Sandstorm shall, in respect of any such Joint Venture Confidential Information, comply with the provisions of Article 19 of the Joint Venture Agreement as if Sandstorm was bound by the provisions of Article 19 of the Joint Venture Agreement.

16.3                        Notwithstanding section 16.1:

(1)                                 Sandstorm and Entrée shall be entitled to publicly file a copy of this Agreement in such manner as may be required by applicable securities laws (subject to such redactions permitted under such laws as a Party shall require);

(2)                                 each Party may disclose Confidential Information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party or to allow a current or potential bona fide provider of finance to conduct due diligence as long as the other Party shall be given the right to review and object to any of the Confidential Information to be disclosed prior to any public release and to require any reasonable changes to the Confidential Information to be disclosed; and

(3)                                 each Party may disclose Confidential Information for the purposes of any arbitration proceeding commenced under Article 17.

16.4                        This Article 16 shall survive any termination of this Agreement.

17.                               DISPUTE RESOLUTION

17.1                        The Parties agree that there will be no litigation or arbitration between them until the Parties have complied with, and except to the extent set out in, this Article 17.

17.2                        In the event of a dispute, controversy or claim in relation to this Agreement, including the existence, interpretation, validity, performance, breach or termination of this Agreement or any matter arising under this Agreement, including whether any matter is subject to arbitration (the “Dispute”) either Party may give to the other Party a written notice (the “Dispute Notice”) specifying:

(1)                                 the Dispute;

(2)                                 reasonable particulars of the Dispute, including the nature of the allegations and the issues in dispute and the amount or value involved (if applicable) and the remedy requested; and

(3)                                 the position which the Party believes is correct and the relevant facts and provisions of this Agreement supporting its position.

17.3                        Subject to section 17.10, within 10 Business Days of delivery of the Dispute Notice (or any other period agreed in writing between the Parties) by one Party to the other Party, the Parties (or their nominees) shall negotiate diligently and in good faith in an attempt to resolve the Dispute. If the Parties have not resolved the Dispute within 10 Business

Days after the Dispute Notice (or any other period agreed in writing between the Parties), then if a Party requires a binding resolution of the Dispute that Party shall, by notice to the other Party, submit the Dispute to arbitration for final resolution in accordance with sections 17.4 to 17.9 (inclusive).

17.4                        The Parties agree that:

(1)                                 any Dispute shall be finally resolved by arbitration in accordance with the then current domestic commercial arbitration rules of the British Columbia International Commercial Arbitration Centre (the “BCICAC”);

(2)                                 the appointing authority shall be the BCICAC and the arbitration shall be administered by the BCICAC in accordance with its Domestic Commercial Arbitration Rules of Procedure (the “Rules”);

(3)                                 the seat of the arbitration shall be Vancouver and the language of the arbitration will be English;

(4)                                 the Parties shall mutually agree upon one single qualified arbitrator within 10 Business Days of submission of the Dispute by either Party to arbitration pursuant to section 17.3, failing which either Party may request the BCICAC to appoint one qualified arbitrator;

(5)                                 the arbitrator shall be a senior practicing lawyer and a disinterested person who has no connection with either Party or the performance of this Agreement and shall be qualified by experience to hear and determine the Dispute to be arbitrated;

(6)                                 the arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a Dispute is arbitrable) and all matters of procedure relating to the arbitration;

(7)                                 the arbitrator shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest;

(8)                                 the arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the Dispute;

(9)                                 the costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable;

(10)                          no later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing in English and shall deliver one copy to each Party;

(11)                          the written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration; and

(12)                          there shall be no appeal from the determination of the arbitrator to any court and the decision made by the arbitrator may be entered into any court for enforcement purposes.

17.5                        If for any reason the BCICAC cannot or does not make the appointment or appointments required under the Rules, either Party may apply to the Supreme Court of British Columbia to appoint the arbitrator or arbitrators, as the case may be.

17.6                        No arbitration proceeding may be commenced under this Article 17 unless commenced within the time period permitted for actions by the applicable statute of limitations.

17.7                        To the extent permitted by the nature of the Dispute, during the existence of any Dispute the Parties shall continue to perform their respective obligations under this Agreement without prejudice to their position in respect of such Dispute, unless the Parties otherwise agree.

17.8                        All papers, notices or process pertaining to an arbitration under this Agreement may be served on a Party in accordance with section 25.6.

17.9                        The Parties shall treat as Confidential Information, in accordance with the provisions of Article 16, the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements, memorials, briefs and other documents prepared in respect of the arbitration; contemporaneous or historical documents exchanged or produced for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing, a Party may disclose such Confidential Information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under this Article 17.

17.10                 If:

(1)                                 there is any Dispute which any provision of this Agreement state shall be determined by an Expert; or

(2)                                 whenever during the Term or the Extended Term, as the case may be, the Parties agree that a Dispute will be resolved by an Expert,

then the Dispute shall be referred to an Expert for determination and sections 17.11 to 17.15 will apply.

17.11                 The procedure for the appointment of an Expert shall be as follows:

(1)                                 the Party wishing the appointment to be made shall give notice in writing to that effect to the other Party and give details of the Dispute which it proposes will be resolved by the Expert;

(2)                                 if the matter to be referred to the Expert is not resolved by the Parties within 5 Business Days from the date of the notice referred to in section 17.11(1), then the Parties shall meet and endeavour to agree upon a single Expert (who must be independent of the Parties and must have qualifications and experience appropriate to the subject matter of the Dispute) to whom the Dispute will be referred for determination; and

(3)                                 if within ten Business Days of the notice referred to in section 17.11(1) the Parties fail to agree upon the appointment of a single Expert, then the Parties shall request the then President of the Law Society of British Columbia to appoint the Expert or if that person declines to appoint the Expert, then Parties shall request the then Governing Trustee of the BCICAC to appoint the Expert. If for any reason the Governing Trustee of the BCICAC cannot or does not make the appointment of the Expert, either Party may apply to the Supreme Court of British Columbia to appoint the Expert.

17.12                 The Expert shall be instructed to:

(1)                                 determine the Dispute within the shortest practicable time; and

(2)                                 deliver a report stating its determination with respect to the matters in dispute setting out the reasons for the decision.

17.13                 The Expert shall determine the procedures for the conduct of the process in order to resolve the Dispute and shall provide each Party with a fair opportunity to make written submissions in relation to the Dispute.

17.14                 Any process or determination of the Dispute by the Expert shall be made as an expert and not as an arbitrator and the determination of the Expert shall be final and binding on the Parties without appeal so far as the law allows except in the case of manifest error or where either Party has not been provided with a fair opportunity to make submissions in relation to the Dispute.

17.15                 Each Party shall bear its own costs of and incidental to any proceedings under sections 17.11 to 17.15.  The costs of the Expert shall be borne by the Parties in equal shares.

18.                               REPRESENTATIONS AND WARRANTIES OF SANDSTORM

18.1                        Sandstorm acknowledging that Entrée is entering into this Agreement in reliance thereon, hereby represents and warrants to Entrée as follows:

(1)                                 Sandstorm is a corporation duly and validly existing under the laws of its governing jurisdiction and Sandstorm is up to date in respect of all filings required by law or by any governmental authority;

(2)                                 Sandstorm has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations under this Agreement. Sandstorm has received all requisite board of director approvals and has taken all action (whether corporate or otherwise) necessary for the execution and delivery of this Agreement;

(3)                                 this Agreement has been duly and validly executed and delivered by Sandstorm and constitutes a legal, valid and binding obligation of Sandstorm enforceable against Sandstorm in accordance with its terms subject to laws generally affecting creditors’ rights and to principles of equity;

(4)                                 Sandstorm has not made an assignment for the benefit of creditors, nor is Sandstorm the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sandstorm and the corporate existence of Sandstorm has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Sandstorm is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing;

(5)                                 Sandstorm is in compliance in all material respects with the rules, policies and regulations of the TSX;

(6)                                 Sandstorm has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSX, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such documents or necessary to make the statements in such documents in light of the circumstances under which they were made, not misleading;

(7)                                 this Agreement and the exercise of the rights and performance of the obligations of Sandstorm under it do not and will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(a)                                 any agreement, mortgage, bond or other instrument to which either Sandstorm is a party or which is binding on its assets;

(b)                                 its constating or constitutive documents; or

(c)                                  any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it or any of its property is bound; and

(8)                                 no regulatory or third party consents or approvals are required to be obtained by Sandstorm in connection with the execution and delivery or the performance by Sandstorm of this Agreement or the transactions contemplated hereby.

19.                               REPRESENTATIONS AND WARRANTIES OF ENTRÉE

19.1                        Entrée acknowledging that Sandstorm is entering into this Agreement in reliance thereon, hereby represents and warrants to Sandstorm as follows:

(1)                                 each of Entrée and Entrée LLC is a corporation duly and validly existing under the laws of its respective governing jurisdiction and each of Entrée and Entrée LLC is up to date in respect of all filings required by law or by any governmental authority;

(2)                                 Entrée has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations under this Agreement.  Entrée has received all requisite board of director approvals and has taken all action (whether corporate or otherwise) necessary for the execution and delivery of this Agreement;

(3)                                 this Agreement has been duly and validly executed and delivered by Entrée and constitutes a legal, valid and binding obligation of Entrée enforceable against Entrée in accordance with its terms subject to laws generally affecting creditors’ rights and to principles of equity;

(4)                                 neither Entrée nor Entrée LLC has made an assignment for the benefit of creditors nor is Entrée or Entrée LLC the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of their respective properties or business and their respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither Entrée nor Entrée LLC is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing;

(5)                                 this Agreement and the exercise of the rights and performance of the obligations of Entrée under it do not and will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(a)                                 any agreement, mortgage, bond or other instrument to which Entrée is a party or which is binding on its assets;

(b)                                 its constating or constitutive documents; or

(c)                                  any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it or any of its property is bound; and

(6)                                 except for TSX and NYSE approval of the Private Placement, no further regulatory or third party consents or approvals are required to be obtained by Entrée in connection with the execution and delivery or the performance by Entrée of this Agreement or the transactions contemplated hereby;

(7)                                 Entrée is in compliance in all material respects with the rules, policies and regulations of the TSX; and

(8)                                 Entrée has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSX, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such documents or necessary to make the statements in such documents in light of the circumstances under which they were made, not misleading.

20.                               ADDITIONAL REPRESENTATIONS AND WARRANTIES OF ENTRÉE

20.1                        The Parties acknowledge and agree that as some of the rights and entitlements of Sandstorm under this Agreement are referable and indexed to, among other things, Entrée’s Share of Production, Entrée hereby represents and warrants to Sandstorm as follows:

(1)                                 Entrée owns 100% of the issued and outstanding shares in the capital of Entrée LLC;

(2)                                 Entrée is a participant in a joint venture (the “Joint Venture”) with OTL with respect to the Hugo North Extension and the Heruga Deposit (collectively defined in this Agreement as the “Property”), each of which are accurately described, respectively, in Schedule “B” and Schedule “C”;

(3)                                 pursuant to an equity participation and earn-in agreement dated as of October 15, 2004 between Turquoise Hill Resources Ltd. (then known as Ivanhoe Mines Ltd.) and Entrée, as amended November 9, 2004 and assigned by Turquoise Hill Resources Ltd. to OTL on March 1, 2005 (the “Earn-In Agreement”), Entrée and OTL agreed to the form of joint venture agreement which shall govern the Property and the Joint Venture and which would be executed and delivered by Entrée and OTL, which form of joint venture agreement is attached to the Earn-In Agreement as Appendix “A” (the “Joint Venture Agreement”);

(4)                                 [redacted];

(5)                                 OTL has satisfied all earn-in obligations with respect to the Property and the earn-in funding requirements (which are not treated as a carry in and to Entrée) aggregating US$35 million as at June 30, 2008 (the “Earn-In Date”);

(6)                                 [redacted];

(7)                                 pursuant to the Joint Venture Agreement and the Joint Venture Conduct, 100% of Entrée’s share of all exploration, operating and capital costs incurred from time to time (and on a revolving basis) in connection with the Property (the “OTL Financed Costs”) from and after the Earn-In Date, at Entrée’s election (which election has been made), are to be contributed solely by OTL (the “OTL Financing Commitment”) and, interest thereon shall be the lesser of OTL’s actual cost of capital and the prime rate set by the Royal Bank of Canada plus 2% (as defined in the Joint Venture Agreement) (the “OTL Interest Costs”).  As at December 31, 2012, the OTL Financed Costs aggregate US$5,109,339;

(8)                                 the Joint Venture Agreement and the Joint Venture Conduct provide that the OTL Financed Costs will be repayable by Entrée from (and only from) 90% of the Available Cash Flow (as defined in the Joint Venture Agreement) arising from the sale of Entrée’s Share of Production (the “OTL Share of Entrée’s Share of Production”) and Entrée shall be entitled to receive the remaining 10% of Available Cash Flow (as defined in the Joint Venture Agreement) arising from the sale of Entrée’s Share of Production (the “Entrée’s Limited Share of Production”);

(9)                                 except as provided in the Joint Venture Agreement or by applicable law, no Person (other than Entrée or its Affiliates) has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in any part of Entrée’s Joint Venture Interest or Entrée’s Share of Production;

(10)                          Entrée has all necessary corporate power to own Entrée’s Joint Venture Interest and Entrée’s Share of Production. To the knowledge of Entrée, each of Entrée

LLC and OTL is in material compliance with all material applicable laws and licences, registrations, permits, consents and qualifications to which the Property is subject;

(11)                          at each Time of Delivery, Entrée:

(a)                                 will be the legal and beneficial owner of the Sandstorm Payable Metals delivered to the Place of Delivery;

(b)                                 will have good, valid and marketable title to such Sandstorm Payable Metals and exclusive ownership of and title in and to, the Sandstorm Payable Metals delivered to Sandstorm; and

(c)                                  such Sandstorm Payable Metals will be free and clear of all Encumbrances;

(12)                          as at the Execution Date, neither Entrée nor Entrée LLC is in material default of any credit facility or material contract it has executed and delivered, to which its assets are subject or by which its assets are bound;

(13)                          [redacted];

(14)                          [redacted];

(15)                          [redacted];

(16)                          subject to the Joint Venture Agreement and any Encumbrances which arise under or pursuant to the Joint Venture Agreement, Entrée is the owner of a 100% undivided interest in Entrée’s Joint Venture Interest and Entrée’s Share of Production free and clear of any and all Encumbrances and no dispute or legal claim or action exists with respect thereto;

(17)                          as at the Execution Date to the knowledge of Entrée, [redacted];

(18)                          Entrée and Entrée LLC have made available and provided to Sandstorm all correspondence and other communications in their possession received from the Government that pertains to the Property, which could reasonably be expected to affect or potentially affect Sandstorm;

(19)                          no joint venture or other similar agreement has been executed and delivered by Entrée or Entrée LLC and OTL with respect to the Property; and

(20)                          [redacted].

21.                               INDEMNITY OF SANDSTORM

Sandstorm indemnifies and shall keep indemnified and save harmless Entrée and its directors, officers, employees and agents (each an, “Entrée Indemnified Person”) from and against any and all Losses suffered or incurred by an Entrée Indemnified Person that arise out of or relate to any failure of Sandstorm to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sandstorm pursuant to this Agreement. Entrée holds the indemnity set out in this Article

21 for itself and in trust for each other Entrée Indemnified Person.  This Article shall survive termination of this Agreement.

22.                               INDEMNITY OF ENTRÉE

Entrée indemnifies and shall keep indemnified and save harmless Sandstorm and its directors, officers, employees and agents (each an, “Sandstorm Indemnified Person”) from and against any and all Losses suffered or incurred by an Sandstorm Indemnified Person that arise out of or relate to any failure of Entrée to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Entrée pursuant to this Agreement.  Sandstorm holds the indemnity set out in this Article 22 for itself and in trust for each other Sandstorm Indemnified Person. This Article shall survive termination of this Agreement.

23.                               TAXES

23.1                        [redacted].

23.2                        [redacted].

23.3                        The amount of any deduction or withholding required under applicable law shall not reduce the amount of the [redacted].  The Parties agree to reasonably cooperate to ensure that no more taxes, duties or other charges are payable than is required under applicable law.

24.                               FINANCE SECURITY INTEREST

24.1                        During the Term and the Extended Term, as the case may be, Entrée shall not amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a breach of the provisions of the Finance Security Interest without the prior written consent of Sandstorm, such consent not to be unreasonably withheld.

24.2                        If, after the Finance Security Interest has been executed and delivered to Sandstorm, the terms of any Permitted Encumbrance charge all or some of the same collateral that is described in subsections (ii) and (iii) of the definition of Finance Security Interest and that is charged by the Finance Security Interest and the counterparty to the Permitted Encumbrance expressly requires that the Permitted Encumbrance be a first ranking priority Encumbrance in respect of such collateral then Sandstorm shall, in good faith, promptly do all acts and things reasonably necessary (including negotiating and executing all documents) to subordinate its security interest in and to such collateral to and in favour of the grantee of the Permitted Encumbrance.

25.                               GENERAL PROVISIONS

25.1                        Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise in this Agreement.

25.2                        Nothing in this Agreement shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between Sandstorm and Entrée.

25.3                        This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

25.4                        Time is of the essence of this Agreement.

25.5                        If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part of this Agreement so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

25.6                        Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or transmitted by facsimile transmission or electronic format addressed to:

If to Entrée:

Suite 1201 - 1166 Alberni Street
Vancouver, BC V6E 3Z3

Attention:	President and Chief Executive Officer
Fax Number:	(604) 687 4770
Email:	ggcrowe@entreegold.com

If to Sandstorm:

Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	President and Chief Executive Officer
Fax Number:	(604) 689-7317
Email :	NWatson@sandstormltd.com

Any notice given in accordance with this section, if transmitted by facsimile transmission or electronic transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

25.7                        This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each Party.  The failure by a Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part of this Agreement or the right of a Party to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

25.8                        Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “best of the knowledge of” (or similar expressions) of Entrée, it shall be deemed to refer to the actual knowledge of any director or officer of Entrée, and all knowledge which each such person would have if such person made due enquiry into the relevant subject matter.

25.9                        Following the execution and delivery of this Agreement, each Party will co-operate reasonably with the other Party in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that such adjustments shall not result in the non-proposing Party incurring any significant costs.

25.10                 This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier or electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

25.11                 This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

25.12                 This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

25.13                 The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

SIGNATURE BLOCKS APPEAR ON NEXT PAGE

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date and year first above written.

ENTRÉE GOLD INC.
Per:
“Gregory Crowe”
Authorized Signing Officer

“Susan McLeod”
Authorized Signing Officer

SANDSTORM GOLD LTD.
Per:
“Nolan Watson”
Authorized Signing Officer

SCHEDULE “A”

SUBSCRIPTION AGREEMENT

SCHEDULE “B”

HERUGA DEPOSIT

A
ML 15225A
Javhlant ML
B
C
Oyu Tolgoi
E
F
D
J
I
N
M
P
O
L
K
H
G
N
LEGEND
Javhlant Mining Licence (Joint Venture)
0
10 km
SCALE
MONGOLIA

SCHEDULE “C”

HUGO NORTH EXTENSION

AA
ML 15226A
Shivee Tolgoi ML
S
U
T
E
F
Oyu Tolgoi
N
LEGEND
Shivee Tolgoi Mining Licence (Joint Venture)
0
10 km
SCALE
MONGOLIA

SCHEDULE “D”

PERMITTED ENCUMBRANCES

The following Encumbrances are deemed to be Permitted Encumbrances:

(i)                                     the grant by OTL and Entrée to each other of a lien upon and a security interest in each others participating interest in the Joint Venture, (including all of OTL’s and Entrée’s respective right, title and interest in the assets of the Joint Venture, whenever acquired or arising, and the proceeds from and accessions to the foregoing) as contemplated by the Joint Venture Agreement;

(ii)                                  any Encumbrance that is created or arises under or in connection with the Joint Venture Agreement including any Encumbrance that has been granted against the Property for the purposes of project financing as contemplated by the Joint Venture Agreement or that is created or arises under or in connection with the Existing Investment Agreement or an Investment Agreement;

(iii)                               any reservations, limitations, exceptions, provisos and conditions expressed in the licenses, permits or other instruments relating to the Property in existence on the Execution Date;

(iv)                              any royalties, rents or levies of general application which are imposed on the Property or on Production by any government or governmental or regulatory authority, agency, department, ministry, board, tribunal, organization, entity or bureau or branch of any of the foregoing or by the terms of the Existing Investment Agreement or an Investment Agreement;

(v)                                 minor discrepancies in the legal description of the Property or any adjoining properties which would be disclosed in an up to date survey which do not materially detract from the value of, or materially impair the use of the Property for the purpose of conducting and carrying out mining operations on the Property;

(v)                                 any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the property’s use of real property within the Property that do not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the Property; and

(vi)                              inchoate or statutory liens for taxes not at the time due or payable, or being contested in good faith through appropriate proceedings.